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As filed with the Securities and Exchange Commission on January 21, 2005

Registration No. 333-121844

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Innodata Isogen, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	13-3475943 (I.R.S. Employer identification number)
Three University Plaza Hackensack, New Jersey 07601 (201) 488-1200 (Address, including zip code, and telephone number, including area code, of registrant's principal executive office)

Jack S. Abuhoff
Chairman, Chief Executive Officer and President
Innodata Isogen, Inc.
Three University Plaza
Hackensack, New Jersey 07601
(201) 488-1200
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

COPIES TO:

Peter S. Kolevzon, Esq. Kramer Levin Naftalis & Frankel LLP 919 Third Avenue New York, New York 10022 (212) 715-9100	Babak Yaghmaie, Esq. Pillsbury Winthrop LLP 1540 Broadway New York, New York 10036 (212) 858-1000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

        If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION—JANUARY 21, 2005

Preliminary Prospectus

7,500,000 Shares

Innodata Isogen, Inc.

Common Stock

        We are offering 7,500,000 shares of our common stock, consisting of 4,250,000 shares of common stock being offered by us and 3,250,000 shares of common stock being offered for resale by the selling stockholders. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

        Our shares of common stock are listed on the Nasdaq National Market under the symbol "INOD." The last reported sales price of our common stock on the Nasdaq National Market on January 18, 2005 was $7.53 per share.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 6 of this prospectus to read about factors and material risks that you should consider before buying our shares of common stock.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to selling stockholders	$	$

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        We and some of our existing stockholders have granted the underwriters a 30-day option to purchase up to an aggregate of 1,125,000 additional shares of our common stock at the public offering price, less the underwriting discounts and commissions, solely to cover over-allotments, if any. In the event that the underwriters exercise their over-allotment option, we will not receive any of the net proceeds from any shares sold by the selling stockholders.

        We expect that the shares of our common stock will be ready for delivery to purchasers on or about February     , 2005.

FRIEDMAN BILLINGS RAMSEY	JEFFERIES & COMPANY, INC.

The date of this prospectus is February     , 2005

        You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where those offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of common stock offered by this prospectus.

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PROSPECTUS SUMMARY

        You should read the following summary together with the more detailed business information and consolidated financial statements and related notes that are included elsewhere in this prospectus and in the documents that are incorporated by reference into this prospectus. This prospectus may contain "forward-looking" information within the meaning of the Private Securities Litigation Reform Act of 1995. See "Special Note Regarding Forward-Looking Statements." This information involves risks and uncertainties. Our actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."

INNODATA ISOGEN

        We are a leading provider of business services that help organizations create, manage, use and distribute information more effectively and economically. We provide outsourced content services and content-related information technology (IT) professional services. Our outsourced content services focus on fabrication services and knowledge services. Fabrication services include digitization, imaging, data conversion, XML and mark-up services, as well as language translation and content creation services. XML, or Extensible Markup Language, is a universally accepted notation for identifying information elements in documents, and is designed to meet the challenges of large-scale electronic publishing. Knowledge services include content enhancement, taxonomy, controlled vocabulary development, hyperlinking, mark-up indexing, abstracting and general editorial services. Our IT professional services focus on the design, implementation, integration and deployment of systems used to author, manage and distribute content.

        We believe our integrated offering of outsourced content services and IT professional services allows us successfully to create a sustainable position as a business service provider focused on the content supply chain, which is the series of integrated activities needed to create, manage, use and distribute information. Our competitive advantages include:

        Domain Expertise.    We believe that the quality of our services and their broad scope and scale give us an important competitive advantage. We offer a suite of comprehensive and sophisticated technology-based solutions that span the entire content supply chain. Our technology solutions and our skilled workforce, coupled with our long operating history and experience with clients in many vertical industries, allow us to work with clients to implement the appropriate content focused solutions.

        Proven Project Management and Established Global Network of Delivery Centers.    We believe our project management strategy coupled with our highly evolved global network of delivery centers represent a key competitive advantage. We have developed our domestic, on-site and offshore execution capabilities to deliver seamlessly high quality services. In doing so, we have made substantial investments in our process, infrastructure and systems over the last decade, and have successfully integrated our domestic, on-site and offshore service offerings.

        Ability to Scale.    We have successfully managed our growth by investing in infrastructure and by recruiting, training and rapidly deploying staff. Our strong financial position allows us to make the required investments in infrastructure and personnel that we need to continue to grow our business. We can rapidly deploy resources and execute new projects through our scalable network of global delivery centers. As a result, we are able to execute large-scale, short-term projects and long-term engagements in an efficient and cost-competitive manner.

        Ability to Provide Services Encompassing the Content Supply Chain.    Our specialized focus on business services related to content allows us to provide clients a solution that can address a variety of needs throughout the content supply chain. We believe that these offerings provide us with a competitive advantage because we are able to offer a client a range of solutions as a single-source provider and to adapt our solutions as the client's needs change or expand over time.

        We believe that the value of our solutions is best exemplified by the breadth and depth of our client relationships. In 2004, we provided our services to approximately 100 clients in four content-intensive sectors. Organizations within each of these sectors, which are listed below, face a distinct set of challenges in creating, managing, using and distributing information more effectively and economically:

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  publishing, media and information services, including EBSCO and Reed Elsevier;

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  Global 2000 enterprises, including Hamilton Sundstrand and Lockheed Martin;

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  educational and cultural institutions, including Cornell University and Harvard Business School Publishing; and

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  government agencies, including several U.S. intelligence agencies.

        We have historically relied on a very limited number of clients that have accounted for a significant portion of our revenues. One client accounted for 23% of our total revenues for the nine months ended September 30, 2004 and for 33% and 17% of our total revenues for the years ended December 31, 2003 and 2002, respectively. A second client accounted for 29% of our total revenues for the nine months ended September 30, 2004 and for 9% and 30% of our total revenues for the years ended December 31, 2003 and 2002, respectively.

        We typically service our clients in multi-year relationships. Approximately 76% of our largest 25 clients by revenues in the nine months ended September 30, 2004 have been clients in each year since 2001.

        We provide outsourced content services for business processes that we anticipate will continue for an indefinite period and therefore generate what we regard as recurring revenues. We derived 48% and 53% of our revenues from these engagements for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively.

        Our objective is to be a strategic partner to organizations that provide, sell or consume content and to become the dominant worldwide provider of outsourced content services and content-related information technology professional services to these organizations.

        To achieve our objectives, we intend to:

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  Grow our relationships with existing and new clients;

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  Increase our recurring revenues;

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  Enhance our portfolio of solutions; and

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  Execute strategic acquisitions.

        We are headquartered in Hackensack, New Jersey, just outside New York City. We have two additional solutions centers in North America, seven production facilities in Asia (the Philippines, India and Sri Lanka) and a technology and tools development center in India.

The Offering

Common stock offered by Innodata Isogen	4,250,000 shares
Common stock offered by selling stockholders	3,250,000 shares
Common stock to be outstanding after this offering	27,950,828 shares
Use of proceeds
We intend to use the net proceeds we receive from this offering for general corporate purposes, including new product development initiatives, and for acquisitions and, potentially, facilities expansion. See "Use of Proceeds."
Nasdaq National Market Symbol	"INOD"

        Except as otherwise indicated, all information in this prospectus assumes that the underwriters' over-allotment option is not exercised.

        In addition to the 27,950,828 shares of common stock to be outstanding after this offering, as of December 31, 2004, options for a total of 6,004,092 shares have been granted at a weighted average exercise price of $2.44 per share, not including options for a total of 1,021,840 shares that will be exercised in connection with this offering (see "Principal and Selling Stockholders"), and options for an additional 1,424,388 shares of common stock were available to be granted under our stock option plans.

        The terms "Innodata Isogen," "we," "our" and "us," when used in this prospectus, refer to Innodata Isogen, Inc., a Delaware corporation incorporated in 1988, and its subsidiaries on a consolidated basis, unless the context suggests otherwise.

        Unless the context otherwise indicates or requires, all trademarks and tradenames referred to in this prospectus are trademarks or service marks of Innodata Isogen and may be registered in certain jurisdictions.

SUMMARY CONSOLIDATED FINANCIAL DATA
(In thousands, except per share data)

        The summary consolidated financial data as of September 30, 2004 and for the nine-month periods ended September 30, 2004 and 2003 are derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus. The summary consolidated financial data for the years ended December 31, 2003, 2002 and 2001 are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The historical results presented are not necessarily indicative of the results that may be expected in the future.

        You should carefully read the information set forth below in conjunction with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical consolidated financial statements and related notes.

	Nine Months Ended September 30,		Year Ended December 31,
	2004	2003	2003	2002	2001
	(unaudited)
Statement of Operations Data:
Revenues	$40,438	$25,893	$36,714	$36,385	$58,278

Operating costs and expenses:
Direct operating expenses	24,481	19,458	27,029	32,005	44,354
Selling and administrative	7,514	6,561	8,898	10,038	8,337
Provision for doubtful accounts	—	—	—	—	2,942
Bad debt recovery, net	(963)	—	—	—	—
Restructuring costs and asset impairment	—	—	—	244	865
Interest income, net	(13)	(19)	(21)	(60)	(207)

Total	31,019	26,000	35,906	42,227	56,291

Income (loss) before provision for (benefit from) income taxes	9,419	(107)	808	(5,842)	1,987
Provision for (benefit from) income taxes	2,659	152	333	(677)	639

Net income (loss)	$6,760	$(259)	$475	$(5,165)	$1,348

Income (loss) per share:
Basic	$.30	$(.01)	$.02	$(.24)	$.06

Diluted	$.28	$(.01)	$.02	$(.24)	$.05

Weighted average shares outstanding:
Basic	22,176	21,499	21,570	21,489	21,332

Diluted	24,541	21,499	22,966	21,489	24,644

        The following table presents a summary of our balance sheet data as of September 30, 2004:

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  on an actual basis; and

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  on an as adjusted basis to give effect to our sale of 4,250,000 shares of common stock in this offering, after deducting underwriting discounts and commissions and estimated offering expenses, and the exercise of options to purchase 1,021,840 shares of common stock by certain of our officers and directors at an average exercise price of $1.92 per share, assuming a price to the public of $7.53 per share, the last reported sales price of our common stock on the Nasdaq National Market on January 18, 2005.

	September 30, 2004
	Actual	As Adjusted
	(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$16,109	$47,389
Working capital	$20,207	$51,487
Total assets	$34,877	$66,157
Stockholders' equity	$25,099	$56,379

RISK FACTORS

        You should carefully consider the following risks before investing in our common stock. These are not the only risks that we may face. If any of the events referred to below actually occurs, our business, financial condition, liquidity and results of operations could suffer significantly. In that case, the trading price of our common stock could decline and you may lose all or part of your investment. You should also refer to the other information in this prospectus and in the documents that are incorporated by reference into this prospectus, including our consolidated financial statements and related notes.

Risks Related to Our Business

We have historically relied on a very limited number of clients that have accounted for a significant portion of our revenues and our results of operations could be adversely affected if we lose one or more of these significant clients.

        We have historically relied on a very limited number of clients that have accounted for a significant portion of our revenues. One client accounted for 23% of our total revenues for the nine months ended September 30, 2004 and for 33% and 17% of our total revenues for the years ended December 31, 2003 and 2002, respectively. A second client accounted for 29% of our total revenues for the nine months ended September 30, 2004 and for 9% and 30% of our total revenues for the years ended December 31, 2003 and 2002, respectively. We may lose any of these or our other major clients as a result of:

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  our failure to meet or satisfy our clients' requirements;

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  the completion or termination of a project or engagement; or

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  the selection of another service provider.

        In addition, the revenues we generate from our major clients may decline or grow at a slower rate in future periods than in the past. If we lose any of our significant clients, our revenues and results of operations could be adversely affected and we may incur a loss from operations.

A significant portion of our services is provided on a non-recurring basis for specific projects, and our inability to replace large projects when they are completed could adversely affect our revenues and results of operations.

        We provide a portion of our services for specific projects that generate revenues that terminate on completion of a defined task and we regard these revenues as non-recurring. Non-recurring revenues derived from these project-based arrangements accounted for approximately 52% of our total revenues for the nine months ended September 30, 2004 and approximately 47% of our total revenues for the year ended December 31, 2003. While we seek wherever possible to counterbalance periodic declines in revenues on completion of large projects with new arrangements to provide services to the same client or others, we may not be able to avoid declines in revenues when large projects are completed. Our inability to obtain sufficient new projects to counterbalance any decreases in such work could adversely affect our revenues and results of operations.

        For example, we completed a project in the quarter ended September 30, 2004 that generated approximately $1.0 million of revenues for that quarter. These revenues were not replaced or offset by increased revenues from existing projects in the quarter ended December 31, 2004. Similarly, in the quarter ended December 31, 2004, we completed a project that generated approximately $1.5 million of revenues for the quarter ended September 30, 2004 and approximately $1.2 million of revenues for the quarter ended December 31, 2004. We cannot assure you that for the quarter ending March 31, 2005, or thereafter, we will generate sufficient increased revenues from existing projects and revenues from new projects to offset the decline in revenues resulting from these or other completed projects.

A large portion of our accounts receivable is payable by a limited number of clients; the inability of any of these clients to pay its accounts receivable would adversely affect our results of operations.

        Several significant clients account for a large percentage of our accounts receivable. As of September 30, 2004, 68%, or $7.2 million, of our accounts receivable was due from two clients. If any of these clients were unable, or refuse, for any reason, to pay our accounts receivable, our results of operations would be adversely affected.

Quarterly fluctuations in our results of operations could make financial forecasting difficult and could negatively affect our stock price.

        We have experienced, and expect to continue to experience, significant fluctuations in our quarterly revenues and results of operations. During the past seven quarters, our net income ranged from a loss of approximately $636,000 to a profit of approximately $3.1 million. Numerous factors, some of which are beyond our control, may affect our quarterly results of operations, including:

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  completions, terminations, cancellations or deferrals of projects or engagements;

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  the size, mix, timing and terms and conditions of client projects;

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  variations in the duration, size and scope of our projects or engagements;

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  market acceptance of our clients' new products and services;

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  our ability to manage costs;

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  local factors and events that affect our production volume, such as local holidays;

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  unforeseen events, such as earthquakes, storms and civil unrest;

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  currency exchange fluctuations;

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  changes in pricing policies by us or our competitors;

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  the introduction of new services by us or our competitors; and

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  acquisition and integration costs related to possible acquisitions of other businesses.

        Our quarterly operating results are also subject to certain seasonal fluctuations. Our fourth and first quarters include the months of December and January, when billable services activity by professional staff, as well as engagement decisions by clients, may be reduced due to client budget planning cycles. Demand for our services generally may be lower in the fourth quarter due to reduced activity during the holiday season and fewer working days for our Philippines-based staff during this period. These and other seasonal factors may contribute to fluctuations in our results of operations from quarter to quarter.

        Accordingly, we believe that quarter-to-quarter comparisons of our results of operations are not necessarily meaningful. You should not rely on the results of any one quarter as an indication of our future performance.

        We may not experience increases in our revenues or net income in future years comparable to the increases in some prior periods. In future periods, our results of operations could be below the expectations of investors, which is likely to cause the trading price of our common stock to decline.

Demand for our services could change as a result of the changing needs of our clients, which could adversely affect our results of operations.

        A substantial portion of the services we provide to our clients is subject to our clients' needs. Our agreements with clients are in most cases terminable on 30 to 90 days' notice and are typically subject to client requirements. Accordingly, we effectively rely on our clients' interests in maintaining the continuity of our services rather than on contractual requirements. Our clients may cancel, change or delay their production plans for a variety of reasons beyond our control. Cancellations, reductions or delays by a significant client or by a group of clients that account for a significant portion of our revenues could adversely affect our revenues and results of operations.

        Moreover, we make significant decisions based on our estimates of clients' needs and other factors, including:

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  economic conditions in our clients' industries or in general;

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  decisions about the levels of business that we will seek and accept;

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  production schedules;

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  equipment procurement;

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  personnel hiring; and

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  other resource acquisition.

        The nature of our clients' commitments and the possibility of changes in demand for their products or services may reduce our ability to estimate or otherwise plan accurately. On occasion, clients may require rapid increases in production, which may challenge our resources and capacity. As a result, we may not have sufficient capacity at any given time to meet all of our clients' demands.

If we fail to meet our clients' performance expectations, our reputation may be harmed, causing us to lose clients or exposing us to legal liability.

        As a services provider, our ability to attract and retain clients depends to a large extent on our relationships with our clients and our reputation for high quality services and integrity. In addition, we need to continue to provide our clients with innovative value-added services. As a result, if a client is not satisfied with our services, including those of subcontractors we engage, our reputation may be damaged. Moreover, if we fail to meet our clients' performance expectations, we may lose clients and be subject to legal liability, particularly if such failure has a consequential adverse impact on our clients' businesses. As a result, our revenues and results of operations could be adversely affected.

If we fail to keep pace with changing technologies, we may lose clients.

        Our market is characterized by rapidly changing client requirements and evolving technologies and industry standards. If we cannot keep pace with these changes, our business could suffer. To achieve our goals, we need to continue to develop strategic business solutions and to develop and integrate proprietary applications for use in our various facilities in order to keep pace with continuing changes in client expectations, information technologies and industry standards. If we are unable to keep pace with changing technologies, we may lose clients and our revenues and results of operations could be adversely affected.

Our clients may adopt technologies that decrease the demand for our services, which could adversely affect our revenues and results of operations.

        We target clients with a particular need for our services. However, after we complete an engagement, our clients may adopt new technologies or implement various processes that automate a portion of the services which we offer and thereby substantially reduce their need for our services. The adoption of such technologies or processes could place negative pressure on our pricing and adversely affect our revenues and result of operations.

We compete in highly competitive markets that have low barriers to entry.

        The markets for our services are highly competitive and fragmented. We may not be able to compete successfully against our competitors in the future. Some of our competitors have longer operating histories, significantly greater financial, human, technical and other resources and greater name recognition than we do. If we fail to be competitive with these companies in the future, we may lose market share, which could adversely affect our revenues and results of operations.

        There are relatively few barriers preventing companies from competing with us. We do not own any patented technology that would preclude or inhibit others from entering our market. As a result, new market entrants also pose a threat to our business. We also compete with in-house personnel at current and prospective clients, who may attempt to duplicate our services using in-house personnel. We cannot assure you that our clients will outsource more of their needs to us in the future, or that they will not choose to provide internally the services that they currently obtain from us. If we are not able to compete effectively, our revenues and results of operations could be adversely affected.

If we do not effectively manage our capacity, our results of operations could be adversely affected.

        Our ability to profit from the global trend toward outsourcing depends largely on how effectively we manage our capacity. There are several factors and trends that have intensified this challenge. In order to create the additional capacity necessary to accommodate the demand for our services, we may need to open new facilities or expand our existing facilities. The opening or expansion of these facilities may result in idle or underutilized capacity until any new or expanded facility operates at full revenue capacity. We periodically assess the expected long-term capacity utilization of our facilities. We may not be able to achieve or maintain optimal utilization of our facilities. A significant portion of our costs represents fixed operating expenses, including depreciation expense, facility rent, management costs and administrative overhead. If demand for our services does not meet our expectations, our revenues will not be sufficient to offset these expenses and our results of operations could be adversely affected.

If we fail to manage our growth effectively, our results of operations could be adversely affected.

        We have expanded significantly since our formation and intend to maintain our focus on growth. However, our growth will place demands on our resources, and we cannot be sure that we will be able to manage our growth effectively. In order to manage our growth successfully, we must:

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  maintain the hiring, training and management necessary to ensure the quality and responsiveness of our services;

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  expand and enhance our administrative and technical infrastructure, facilities and capacities; and

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  continue to improve our management, financial and information systems and controls.

        Continued growth could place a strain on our management, operations and financial resources. Our infrastructure, facilities and personnel may not be adequate to support our future operations. As a result, we may be unable to manage our growth effectively, in which case our operating costs could increase at a faster rate than the growth in our revenues, our margins could decline and our results of operations could be adversely affected.

We may have difficulty in identifying and competing for strategic acquisition opportunities.

        Our business strategy includes the pursuit of strategic acquisitions. We may acquire or make strategic investments in complementary businesses, technologies, services or products, or enter into strategic partnerships or alliances with third parties in the future in order to expand our business. We may be unable to identify suitable acquisition, strategic investment or strategic partnership candidates, or if we do identify suitable candidates, we may not complete those transactions on terms commercially favorable to us, or at all. If we fail to identify and successfully complete these transactions, our competitive position and our growth prospects could be adversely affected. In addition, we expect to face competition from other companies with significantly greater resources for acquisition candidates, making it more difficult for us to acquire suitable companies on favorable terms.

Pursuing and completing potential acquisitions could divert management attention and financial resources and may not produce the desired business results.

        We do not have specific personnel dedicated to pursuing and making strategic acquisitions. As a result, if we pursue any acquisition, our management, in addition to operational responsibilities, could spend a significant amount of time and financial resources to pursue and integrate the acquired business with our existing business. To pay for an acquisition, we might use capital stock, cash or a combination of both. Alternatively, we may borrow money from a bank or other lender. If we use capital stock, our stockholders will experience dilution. If we use cash or debt financing, our financial liquidity may be reduced and the interest on any debt financing could adversely affect our results of operations. From an accounting perspective, an acquisition may involve amortization or write-off of significant amounts of intangible assets that could adversely affect our results of operations.

        Despite the investment of these management and financial resources, and completion of due diligence with respect to these efforts, an acquisition may not produce the revenues, earnings or business synergies that we anticipated for a variety of reasons, including:

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  difficulties in the integration of the technologies, products and personnel of the acquired business;

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  the failure of acquired technologies and services to perform as expected;

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  the risks of entering markets in which we have no, or limited, prior experience;

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  the failure to identify or assess adequately any undisclosed or potential legal liabilities of the acquired business;

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  the failure of the acquired business to achieve the forecasts we used to determine the purchase price;

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  the potential loss of key personnel of the acquired business; or

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  geographic distances between us and the acquired business.

        These difficulties could disrupt our ongoing business and increase our expenses and working capital requirements. We have no current arrangements, understandings or agreements to enter into any acquisition, investment, partnership, alliance or other joint venture transaction.

Our success depends in part upon the senior members of our management team, and our inability to retain them could adversely affect our ability to operate our business.

        We are highly dependent on the senior members of our management team. We do not maintain key person life insurance for any of the senior members of our management team. Competition for senior management in our industry is intense. We may not be able to retain our senior management personnel or attract and retain new senior management personnel in the future, particularly if we implement policies or programs that are not favorably viewed by this personnel. For example, we are considering implementing a policy with respect to director and officer stock ownership. If we were to adopt such a policy, it may not be favorably viewed by the senior members of our management. The loss of one or more members of our senior management team could adversely affect our ability to:

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  attract and retain clients;

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  execute our business strategy; and

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  otherwise operate our business.

If we fail to attract and retain qualified professional staff, we may not have the necessary resources to staff properly our existing engagements or obtain new engagements.

        Our success depends largely on the contributions of our employees and our ability to attract and retain qualified personnel, including technology, consulting, engineering, marketing and management professionals. Competition for qualified personnel in the markets in which we operate, particularly in the Philippines and India, is intense. Accordingly, we may not be able to hire or retain all of the personnel necessary to meet our ongoing and future business needs. Our industry has traditionally experienced high employee turnover. A significant increase in the turnover rate among our employees, especially among mid-level managers, would increase our recruiting and training costs and decrease our operating efficiency and productivity. If we are unable to attract and retain the professional staff we need, we may have to forego opportunities to provide services for lack of resources or be unable to staff opportunities to provide services optimally. In addition, the competition for highly skilled employees may require us to increase salaries of highly skilled employees, which could adversely affect our results of operations.

If we fail to complete fixed-fee contracts within budget and on time, our results of operations could be adversely affected.

        We offer a portion of our services on a fixed-fee, turnkey basis, rather than on a time-and-materials basis or a per-unit-delivered basis. Revenues from fixed-fee projects accounted for less than 10% of our total revenues for the nine months ended September 30, 2004 and for the year ended December 31, 2003. Under these contractual arrangements, we bear the risk of cost overruns, completion delays, wage inflation and other cost increases. If we fail to estimate accurately the resources and time required to complete a project or fail to complete our contractual obligations within the scheduled timeframe, our results of operations could be adversely affected. We cannot assure you that in the future we will not price these contracts inappropriately and lose money as a result.

We may be liable to our clients for damages caused by system failures, which could damage our reputation and cause us to lose clients.

        Many of our contracts involve services that are critical to the operations of our clients' businesses, and provide benefits which may be difficult to quantify. Any failure in a client's system or breaches of security could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Our exposure to legal liability may be increased in the case of outsourcing contracts in which we become more involved in our clients' operations. Although we attempt to limit our contractual liability for consequential damages in rendering our services, we cannot assure you that the limitations on liability we typically provide for in our service contracts will be enforceable, or that they will otherwise be sufficient to protect us from liability for damages. The general liability insurance coverage that we maintain is subject to important exclusions and limitations. We cannot assure you that such coverage will continue to be available on reasonable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. A successful assertion of one or more large claims against us that exceeds our available insurance coverage or changes in our insurance policies, including premium increases or the imposition of a large deductible or co-insurance requirement, could adversely affect our results of operations.

Our operations could suffer from telecommunications or technology downtime, disruptions or increased costs, and our facilities could be damaged by earthquakes and other natural disasters.

        We are highly dependent on our computer and telecommunications equipment and software systems. In the normal course of our business, we must process significant amounts of data quickly and accurately. We also depend on continuous availability of voice and electronic communication with our clients. If we experience interruptions of our telecommunications network with our clients, we may experience data loss, a delay in the delivery of data to our clients and a reduction in revenues. These disruptions could be the result of errors by our vendors, clients or third parties, electronic or physical attacks by persons seeking to disrupt our operations, or the operations of our vendors, clients or others. The temporary or permanent loss of equipment or systems through casualty or operating malfunction could adversely affect our revenues and results of operations.

        In addition, our overseas facilities are located in regions that are susceptible to earthquakes and other natural disasters, which may increase the risk of disruption of information systems and telephone service for sustained periods. Further, we have, from time to time, experienced power outages lasting for periods of as long as eight hours per day. Damage or destruction that interrupts our provision of services may cause us to incur substantial additional expense to repair or replace damaged equipment or facilities. Prolonged disruption of our services as a result of natural disasters may entitle our clients to terminate their contracts.

        A significant interruption of service due to any of the foregoing reasons could have a negative impact on our reputation, could lead our existing and prospective clients not to use our services and could adversely affect our revenues and results of operations.

Unauthorized disclosure of sensitive or confidential client and customer data, whether through breach of our computer systems or otherwise, could expose us to liability and cause us to lose clients.

        We are typically required to store our clients' sensitive data in connection with providing our services. If any person, including any of our employees, penetrates our network security or otherwise misappropriates sensitive data, we could be subject to liability for breaching contractual confidentiality provisions or privacy laws. Penetration of the network security of our data centers could have a negative impact on our reputation and we may lose clients as a result.

Our inability to protect our intellectual property rights may force us to incur unanticipated costs.

        Our success will depend, in part, on our ability to obtain and maintain protection in the United States and other countries for our proprietary rights. This is primarily relevant with respect to our IT professional services. We presently do not hold any patents and do not intend to obtain patents relating to our technology. While we attempt to retain intellectual property rights arising from client engagements, our clients often have the contractual right to such intellectual property. For intellectual property that we own, we rely upon a combination of trade secrets, confidentiality, nondisclosure and other contractual arrangements. These measures may not adequately prevent or deter infringement or other misappropriation of our intellectual property, and we may not be able to detect unauthorized use of, or take appropriate and timely steps to enforce, our intellectual property rights.

        We may have to resort to litigation to enforce our intellectual property rights, to protect trade secrets or know-how, or to determine their scope, validity or enforceability. Enforcing or defending our proprietary technology is expensive, could cause diversion of our resources and may not prove successful.

If a third party asserts that we are infringing its intellectual property, whether successfully or not, it could subject us to costly and time-consuming litigation or expensive licenses, and adversely affect our business and results of operations.

        Our industry is characterized by the existence of a large number of patents, trademarks and copyrights and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. Third parties may assert patent and other intellectual property infringement claims against us in the form of lawsuits, letters or other forms of communication. This is primarily relevant with respect to our IT professional services. If a third party successfully asserts a claim that we are infringing its proprietary rights, royalty or licensing agreements might not be available on terms we find acceptable or at all. As currently pending patent applications are not publicly available, we cannot anticipate all such claims or know with certainty whether our technology, designs or processes infringe the intellectual property rights of third parties. We expect that the number of infringement claims in our market will increase as the number of services and competitors in our industry grow. These claims, whether or not successful, could:

  •
  divert management's attention;

  •
  result in costly and time-consuming litigation;

  •
  require us to enter into royalty or licensing agreements, which may not be available on acceptable terms, or at all; or

  •
  require us to redesign our services to avoid infringement.

        As a result, any third-party intellectual property claims against us could increase our expenses and adversely affect our business and results of operations. In addition, many of our contracts require us to indemnify our customers for third-party intellectual property infringement claims, which would increase the cost to us resulting from an adverse ruling in any such claim. Even if we have not infringed any third parties' intellectual property rights, we cannot be sure our legal defenses will be successful.

We are the subject of continuing litigation, including litigation by certain of our former employees.

        We are subject to various legal proceedings and claims which arise in the ordinary course of business. In addition, in connection with the cessation of all operations at certain of our foreign subsidiaries, certain former employees have filed various actions against one of our Philippine subsidiaries and have purported also to sue us and certain of our officers and directors. An unfavorable ruling in any of these proceedings could adversely affect our financial condition and results of operations. See "Business—Legal Proceedings."

Risks Related to Our International Operations

Our international operations subject us to risks inherent in doing business on an international level, any of which could increase our costs and hinder our growth.

        The major part of our operations is carried on in the Philippines, India and Sri Lanka, while our headquarters are in the United States and our clients are primarily located in North America and Europe. While we do not depend on revenues from sources internal to the countries in which we operate, we are nevertheless subject to certain adverse economic factors relating to overseas economies generally, including inflation, external debt, a negative balance of trade and underemployment. Other risks associated with our international business activities include:

  •
  difficulties in staffing international projects and managing international operations, including overcoming logistical and communications challenges;

  •
  local competition, particularly in the Philippines, India and Sri Lanka;

  •
  imposition of public sector controls;

  •
  trade and tariff restrictions;

  •
  price or exchange controls;

  •
  currency control regulations;

  •
  foreign tax consequences;

  •
  labor disputes and related litigation and liability;

  •
  limitations on repatriation of earnings; and

  •
  the burdens of complying with a wide variety of foreign laws and regulations.

        One or more of these factors could adversely affect our business and results of operations.

Our international operations subject us to currency exchange fluctuations, which could adversely affect our results of operations.

        To date, most of our revenues have been denominated in U.S. dollars, while a significant portion of our expenses, primarily labor expenses in the Philippines, India and Sri Lanka, is incurred in the local currencies of countries in which we operate. For financial reporting purposes, we translate all non-United States denominated transactions into dollars in accordance with accounting principles generally accepted in the United States. As a result, we are exposed to the risk that fluctuations in the value of these currencies relative to the dollar could increase the dollar cost of our operations and therefore adversely affect our results of operations.

        The Philippines has historically experienced high rates of inflation and major fluctuations in the exchange rate between the Philippine peso and the U.S. dollar. Continuing inflation without a corresponding devaluation of the peso against the dollar, or any other increase in the value of the peso relative to the dollar, could adversely affect our results of operations. Since 1997, we have not purchased foreign currency futures contracts for pesos, but we may choose to do so in the future.

New regulation of the Internal Revenue Service may impose significant U.S. income taxes on our subsidiaries in the Philippines.

        Our subsidiaries incorporated in the Philippines were domesticated in Delaware as limited liability companies. In August 2004, the Internal Revenue Service promulgated regulations, effective August 12, 2004, that treat certain companies incorporated in foreign jurisdictions and also domesticated as Delaware limited liability companies as U.S. corporations for U.S. federal income tax purposes. We have effected certain filings with the Secretary of State of the State of Delaware to ensure that these subsidiaries are no longer domesticated in Delaware. As a result, these subsidiaries will not be treated as U.S. corporations for U.S. federal income tax purposes under the regulations and will not be subject to U.S. federal income taxes commencing January 1, 2005.

        In the preamble to the August 2004 regulations, the Internal Revenue Service expressed its view that dual registered companies described above should also be treated as U.S. corporations for U.S. federal income tax purposes for periods prior to August 12, 2004. Notwithstanding the view of the Internal Revenue Service as to the law in effect prior to the adoption of the regulations, we believe that our historic treatment of these subsidiaries as not having been required to pay taxes in the United States is correct. If the Internal Revenue Service were to challenge our treatment of these subsidiaries for periods prior to August 12, 2004, we would intend to vigorously defend our treatment for the periods prior to August 12, 2004. If challenges by the Internal Revenue Service were ultimately successful, however, we could owe additional U.S. federal income tax of approximately $2.5 million, plus interest and possible penalties.

        Furthermore, we cannot assure you that the Internal Revenue Service will not assert other positions with respect to the foregoing matters, including positions with respect to our treatment of the tax consequences of the termination of the status of our Philippines subsidiaries as Delaware limited liability companies, that, if successful, could increase materially our liability for U.S. federal income taxes.

If certain tax authorities in North America and Europe challenge the manner in which we allocate our profits, our net income will decrease.

        We benefit from tax incentives in certain jurisdiction where tax incentives have been extended to encourage foreign investment or where income tax rates are low. Our taxes could increase if these tax incentives are not renewed upon expiration, or if tax rates applicable to us are increased. Substantially all of the services provided by our Asian subsidiaries are performed on behalf of clients based in North America and Europe. We believe that profits from our Asian operations are not sufficiently connected to jurisdictions in North America or Europe to give rise to income taxation in those jurisdictions, other than U.S. taxes that may arise as the result of the former status of our Philippine subsidiaries as Delaware limited liability companies as described in the preceding risk factor. Tax authorities in jurisdictions in North America and Europe could, however, challenge the manner in which we allocate our profits among our subsidiaries, and we may not prevail in this type of challenge. If our Asian profits became subject to income taxes in these other jurisdictions, our worldwide effective tax rate could increase, thereby decreasing our net income.

An expiration or termination of our current tax holidays could adversely affect our results of operations.

        We currently benefit from income tax holiday incentives in the Philippines, India and Sri Lanka which provide that we pay reduced income taxes in those jurisdictions for a fixed period of time that varies depending on the jurisdiction. A tax holiday that yielded approximately $500,000 of tax savings in the first nine months of 2004 is scheduled to expire in 2005, and we are seeking to extend the expiration date. An expiration or termination of our current tax holidays could substantially increase our worldwide effective tax rate, thereby decreasing our net income and adversely affecting our results of operations.

Regional instability in the Philippines, India and Sri Lanka could adversely affect business conditions in those regions, which could disrupt our operations and adversely affect our business and results of operations.

        We conduct a majority of our operations in the Philippines, India and Sri Lanka. These operations remain vulnerable to political unrest. Political instability could adversely affect the legal environment for our business activities in those regions.

        In particular, the Philippines has experienced ongoing problems with insurgents. The Abu Sayyaf group of kidnappers, which is purported to have ties to the Al Qaeda terrorist organization, is concentrated on Basilan Island. While Basilan Island is not near our facilities and the government of the Philippines has taken action to eradicate this group, we cannot assure you that these efforts will be successful or that the Abu Sayyaf group will not attempt to disrupt activities or commit terrorist acts in other areas of the Philippines or South Asia.

        In recent years there have been military confrontations between India and Pakistan that have occurred in the region of Kashmir and along the India-Pakistan border. In addition, in recent years there has been civil unrest in Sri Lanka.

        Further political tensions and an escalation in these hostilities could adversely affect our Philippines-, Indian- and Sri Lankan-based operations and therefore adversely affect our revenues and results of operations.

Terrorist attacks or a war could adversely affect our results of operations.

        Terrorist attacks, such as the attacks of September 11, 2001 in the United States, and other acts of violence or war, such as the conflict in Iraq, could affect us or our clients by disrupting normal business practices for extended periods of time and reducing business confidence. In addition, these attacks may make travel more difficult and may effectively curtail our ability to serve our clients' needs, any of which could adversely affect our results of operations.

A reversal of industry trends toward offshore outsourcing due to negative public reaction in the United States and recently proposed legislation could adversely affect demand for our services.

        During the past year, the issue of outsourcing of services abroad by U.S. companies has become a topic of political discussions in the United States. The trend to outsource business processes offshore may not continue and could reverse. Recently, many organizations and public figures have publicly expressed concerns about a perceived association between offshore outsourcing providers and the loss of jobs in the United States. In addition, there has been recent publicity about the negative experience of certain companies that use offshore outsourcing, particularly in India. Any slowdown or reversal of existing industry trends could adversely affect our ability to compete effectively with competitors that operate from facilities located in the United States.

        A variety of federal and state legislation has been proposed that, if enacted, could restrict or discourage U.S. companies from outsourcing their services to companies outside the United States. It is possible that legislation could be adopted that would restrict U.S. private sector companies that have federal or state government contracts from outsourcing their services to offshore service providers. Any expansion of existing laws or the enactment of new legislation restricting offshore outsourcing could adversely affect our ability to maintain business relationships with U.S. clients, especially with U.S. government agencies such as the Federal Reserve Board.

Risks Related to this Offering and Our Common Stock

The market price of our common stock may be volatile.

        Our stock price has been extremely volatile. The market price of our common stock may be affected by many factors, including:

  •
  fluctuations in our results of operations;

  •
  our announcement of new contracts, acquisitions or strategic alliances;

  •
  the actions of our clients or competitors;

  •
  future sales of our common stock by a significant stockholder;

  •
  additions or departures of key clients or officers;

  •
  technological innovations or events affecting other companies with which we compete; and

  •
  currency fluctuations and general market conditions.

        Any adverse impact attributable to any of the foregoing factors could cause the market price of our common stock to decline significantly.

        In addition, the public stock markets have experienced significant price and trading volume volatility. This volatility has significantly affected the market prices of securities of many companies for reasons frequently unrelated to the operating performance of the specific companies. These market fluctuations could adversely affect the market price of our common stock.

Substantial future sales of our common stock in the public market could cause our stock price to fall.

        Substantial sales of our common stock in the public market after this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. Upon completion of this offering, we will have 27,950,828 shares of common stock outstanding and we will also have outstanding options to purchase 6,004,092 shares of common stock. All shares sold in this offering will be freely transferable without restriction or additional registration under the U.S. Securities Act of 1933, as amended, or the Securities Act.

        Increased sales of our common stock, particularly after the 90-day period following the consummation of this offering during which time our directors and officers have agreed to refrain from selling our common stock, could exert significant downward pressure on the price of our common stock. These sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price we deem appropriate.

Our management has broad discretion over the use of our proceeds from this offering and may not use them effectively or in ways with which you agree.

        We estimate that our net proceeds from this offering will be approximately $29.3 million, assuming a public offering price of $7.53 per share, the last reported sales price of our common stock on the Nasdaq National Market on January 18, 2005, after deducting underwriting discounts and commissions and estimated offering expenses. We intend to use these net proceeds for general corporate purposes, including new product development initiatives, and for acquisitions and, potentially, facilities expansion. Because of the number and variety of factors that could determine the particular uses, our management will retain broad discretion to allocate the proceeds of this offering that we receive. The failure of management to apply these funds effectively could adversely affect our ability to implement our business strategy.

Some provisions of our certificate of incorporation and by-laws and in Delaware law and our stockholder rights plan may deter takeover attempts, which may limit the opportunity of our stockholders to sell their shares at a favorable price.

        Some of the provisions of our certificate of incorporation and by-laws and in Delaware law could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders by providing them with the opportunity to sell their shares at a premium over the then market price. For example, our certificate of incorporation authorizes our board of directors, without further stockholder approval, to issue preferred stock, which could have the effect of delaying, deferring or preventing a change of control of us. The issuance of preferred stock could also adversely affect the voting power of the holders of common stock, including the loss of voting control to others. Our by-laws contain provisions that require stockholders to act only at a duly-called meeting and make it difficult for any persons other than management to introduce business at a duly-called meeting by requiring these persons to follow certain notice procedures. Certain provisions of Delaware law could delay or prevent a change in control of us, discourage acquisition proposals or diminish the opportunities for a stockholder to participate in tender offers, including tender offers at a price above the then-current market value of our common stock or over a stockholder's cost basis in our common stock.

        In December 2002, our board of directors authorized 100,000 shares of our series C participating preferred stock in connection with the adoption of a stockholder rights plan under which we issued to holders of our common stock rights to purchase our series C preferred stock. Upon certain triggering events, the holders of these rights may exercise them to purchase our common stock at a price substantially discounted from the market price of our common stock. The stockholder rights plan could generally discourage a merger or tender offer involving our securities that is not approved by our board of directors by prohibitively increasing the cost of effecting this type of transaction and, accordingly, could have an adverse impact on stockholders who might want to vote in favor of a merger or participate in a tender offer.

Our directors' liability for their actions is limited, and we must indemnify them if they are sued.

        Our governing documents limit the liability of our directors for monetary damages for breaches of their fiduciary duty of care. Our governing documents do not, however, limit the liability of our directors for:

  •
  any breach of the individual director's duty of loyalty to us or our stockholders;

  •
  acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  the payment of an unlawful dividend or an unlawful stock purchase or redemption; or

  •
  any transaction from which the director derived an improper personal benefit.

        We may have to use significant resources to indemnify our officers and directors or to pay for damages caused by their conduct. Our governing documents provide for indemnification of our officers and directors to the fullest extent permitted by Delaware law. In addition, we have entered into indemnification agreements with our directors and one of our officers that provide for indemnification for liabilities and expenses that they may incur in those capacities. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is therefore unenforceable.

It is unlikely that we will pay dividends.

        We have not paid any cash dividends since our inception and do not anticipate paying any cash dividends in the foreseeable future. We expect that our earnings, if any, will be used to finance our growth.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains certain forward-looking statements. When used in this prospectus or in the information incorporated by reference into this prospectus, statements which are not historical in nature, including the words "anticipate," "estimate," "should," "expect," "believe," "intend," "target," "plan," "aim," "project" and similar expressions are intended to identify forward-looking statements. They also include statements containing a projection or estimate of future revenues, earnings or losses, earnings per share, capital expenditures, dividends, capital structure or other financial terms.

        The forward-looking statements in this prospectus and in the information incorporated by reference into this prospectus are based upon our management's beliefs, assumptions and expectations of our future operations and economic performance, taking into account the information currently available to us. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties, some of which are not currently known to us, that may cause our actual results, performance or financial condition to be materially different from the expectations of future results, performance or financial condition we express or imply in any forward-looking statements. Some of the important factors that could cause our actual results, performance or financial condition to differ materially from expectations are:

  •
  general economic and business conditions;

  •
  the level of success of our strategy for growing our business;

  •
  the impact of competition and technological change;

  •
  political and economic fluctuations in international markets;

  •
  our ability to employ and retain qualified employees; and

  •
  the other factors described in this prospectus and in the information incorporated by reference into this prospectus including, without limitation, under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

        We believe these forward-looking statements are reasonable; however, you should not place undue reliance on any forward-looking statements, which are based on current expectations. Furthermore, forward-looking statements speak only as of the date they are made. We undertake no obligation to publicly update or revise any forward-looking statements after the date of this prospectus, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur. We qualify any and all of our forward-looking statements entirely by these cautionary factors.

USE OF PROCEEDS

        We estimate that our net proceeds from our sale of 4,250,000 shares of common stock pursuant to this offering, based upon an assumed public offering price of $7.53 per share, the last reported sales price of our common stock on the Nasdaq National Market on January 18, 2005, will be approximately $29.3 million ($34.4 million if the underwriters' over-allotment option to purchase additional shares is exercised in full), after deducting underwriting discounts and commissions and estimated offering expenses. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders, but we will receive proceeds from the exercise by the selling stockholders of stock options that are being exercised, prior to their expiration in connection with this offering, of approximately $2.0 million in the aggregate ($2.8 million if the underwriters' over-allotment option to purchase additional shares is exercised in full). See "Principal and Selling Stockholders."

        We will use the net proceeds from this offering for general corporate purposes, including new product development initiatives, and for acquisitions and, potentially, facilities expansion.

        Although we intend actively to seek strategic acquisitions, we currently have no arrangements, understandings or agreements to enter into any acquisitions. The amounts we actually spend may vary significantly and will depend upon a number of factors, including our future revenues and the other factors described under "Risk Factors." Accordingly, our management has broad discretion to allocate our net proceeds from this offering. Pending these uses, we intend to invest our net proceeds from this offering temporarily in short-term, investment-grade, interest-bearing securities or guaranteed obligations of the U.S. government.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

        Our common stock is traded on the Nasdaq National Market under the symbol "INOD."

        The following table sets forth, for the periods indicated, the range of high and low sale prices for our common stock on the Nasdaq National Market.

	Price Range of Common Stock
	High	Low
Year Ended December 31, 2003:
First Quarter	$1.09	$0.73
Second Quarter	$1.47	$0.84
Third Quarter	$2.60	$1.11
Fourth Quarter	$4.96	$2.42
Year Ended December 31, 2004:
First Quarter	$4.95	$3.09
Second Quarter	$4.20	$2.80
Third Quarter	$4.60	$3.15
Fourth Quarter	$9.99	$3.28
Year Ending December 31, 2005:
First Quarter (through January 18, 2005)	$10.07	$4.00

        On January 18, 2005, the last reported sale price of our common stock on the Nasdaq National Market was $7.53 per share. As of January 18, 2005, there were approximately 113 holders of record of our common stock.

        We have not paid any cash dividends on our common stock and do not anticipate that we will do so in the foreseeable future. The future payment of dividends on our common stock, if any, is within the discretion of our board of directors and will depend on our earnings, capital requirements, financial condition and other relevant factors.

CAPITALIZATION

        The following table sets forth our capitalization as of September 30, 2004:

  •
  on an actual basis; and

  •
  on an as adjusted basis to give effect to our sale of 4,250,000 shares of common stock at an assumed public offering price of $7.53 per share, the last reported sales price of our common stock on the Nasdaq National Market on January 18, 2005, after deducting underwriting discounts and commissions and estimated offering expenses, and the exercise of options to purchase 1,021,840 shares of common stock by certain of our officers and directors at an average exercise price of $1.92 per share and the sale of these shares in this offering.

        See "Use of Proceeds" and "Principal and Selling Stockholders."

        Please read this capitalization table together with "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes that are included elsewhere in this prospectus.

	September 30, 2004
	Actual	As Adjusted
	(In thousands, except share and per share data)
Cash and cash equivalents	$16,109	$47,389

Obligations under capital lease	308	308

Stockholders' equity:
Common stock, $0.01 par value per share; 75,000,000 shares authorized; 23,142,000 shares issued—actual; 28,414,000 shares issued—as adjusted	231	283
Additional paid-in capital	16,343	47,571
Retained earnings	10,499	10,499
Less treasury stock at cost; 584,000 shares	(1,974)	(1,974)

Total stockholders' equity	25,099	56,379

Total capitalization	$25,407	56,687

SELECTED CONSOLIDATED FINANCIAL DATA

        The selected consolidated financial data as of September 30, 2004 and for the nine months ended September 30, 2004 and 2003 are derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus and, in our opinion, have been prepared on a basis consistent with the audited consolidated financial statements that are included elsewhere in this prospectus and include all adjustments, which are only normal recurring adjustments, necessary for a fair presentation. Our results of operations for the nine months ended September 30, 2004 may not be indicative of results that may be expected for the full year. The selected consolidated financial data as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001 are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The selected consolidated financial data as of December 31, 2001, 2000 and 1999 and for the years ended December 31, 2000 and 1999 are derived from our audited consolidated financial statements that are not included elsewhere in or incorporated by reference into this prospectus.

        The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our historical consolidated financial statements and related notes. The historical results presented are not necessarily indicative of the results that may be expected in the future.

	Nine Months Ended September 30,		Year Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
	(unaudited)
	(In thousands, except per share data)
Statement of Operations Data:
Revenues	$40,438	$25,893	$36,714	$36,385	$58,278	$50,731	$27,490

Operating costs and expenses:
Direct operating expenses	24,481	19,458	27,029	32,005	44,354	34,458	17,854
Selling and administrative	7,514	6,561	8,898	10,038	8,337	7,248	6,783
Provision for doubtful accounts	—	—	—	—	2,942	—	—
Bad debt recovery, net	(963)	—	—	—	—	—	—
Restructuring costs and asset impairment	—	—	—	244	865	—	—
Interest expense	18	1	9	29	9	43	10
Interest income	(31)	(20)	(30)	(89)	(216)	(155)	(111)

Total	31,019	26,000	35,906	42,227	56,291	41,594	24,536

Income (loss) before provision for (benefit from) income taxes	9,419	(107)	808	(5,842)	1,987	9,137	2,954
Provision for (benefit from) income taxes	2,659	152	333	(677)	639	2,969	841

Net income (loss)	$6,760	$(259)	$475	$(5,165)	$1,348	$6,168	$2,113

Income (loss) per share:
Basic	$.30	$(.01)	$.02	$(.24)	$.06	$.30	$.11

Diluted	$.28	$(.01)	$.02	$(.24)	$.05	$.26	$.10

Weighted average shares outstanding:
Basic	22,176	21,499	21,570	21,489	21,332	20,262	18,701

Diluted	24,541	21,499	22,966	21,489	24,644	23,278	21,293

		December 31,
	September 30, 2004
		2003	2002	2001	2000	1999
	(unaudited)
		(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$16,109	$5,051	$7,255	$6,267	$9,040	$3,380
Working Capital	$20,207	$11,983	$8,570	$8,854	$9,505	$5,966
Total assets	$34,877	$25,146	$22,697	$30,094	$27,946	$15,646
Stockholders' equity	$25,099	$17,404	$15,569	$20,362	$19,316	$11,652

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following summary together with the more detailed business information and consolidated financial statements and related notes that are included elsewhere in this prospectus and in the documents incorporated by reference into this prospectus. This prospectus may contain certain "forward-looking" information within the meaning of the Private Securities Litigation Reform Act of 1995. This information involves risks and uncertainties. Our actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed under the heading "Risk Factors." See also "Special Note Regarding Forward- Looking Statements."

Overview

        Innodata Isogen is a leading provider of business services that help organizations create, manage, use and distribute information more effectively and economically. We provide outsourced content services and content-related information technology (IT) professional services. Our outsourced content services focus on fabrication services and knowledge services. Fabrication services include digitization, imaging, data conversion, XML and mark-up services, as well as language translation and content creation services. Knowledge services include content enhancement, taxonomy, controlled vocabulary development, hyperlinking, mark-up indexing, abstracting and general editorial services. Our IT professional services focus on the design, implementation, integration and deployment of systems used to author, manage and distribute content.

        We are headquartered in Hackensack, New Jersey, just outside New York City. We have two additional solution centers in North America, seven production facilities in Asia (the Philippines, India and Sri Lanka) and a technology and tools development center in India.

Revenues

        We derive the majority of our revenues from outsourced content services. These services consist of fabrication and knowledge services. Outsourced content services that are provided for a specific project generate revenues that terminate on completion of a defined task and we regard these revenues as non-recurring. We also provide outsourced content services for business processes that we anticipate will continue for an indefinite period and therefore generate what we regard as recurring revenues. We price our outsourced content services based on the quantity delivered or resources utilized. Revenues for outsourced content services are recognized in the period in which the services are performed and delivered.

        We also derive a portion of our revenues from IT professional services. A substantial majority of our IT professional services is provided on a project basis that generates non-recurring revenues. These services consist of consulting, systems integration, custom application development and other professional services. We price our professional services on an hourly basis for actual time and expense incurred, or on a fixed-fee turn-key basis. Revenues for contracts billed on a time and materials basis are recognized as services are performed. Revenues under fixed-fee contracts are recognized on the percentage of completion method of accounting as services are performed or milestones are achieved.

        Recurring revenues consisted of 48% and 53% of total revenues for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively. The substantial majority of our recurring revenues is derived from outsourced content services. A small portion of our recurring revenues is derived from the application maintenance agreements related to our IT professional services. Non-recurring revenues vary depending on the size and completion dates of specific projects.

        Our services are typically subject to client requirements, and in most cases are terminable upon 30 to 90 days' notice.

        We have historically relied on a very limited number of clients that have accounted for a significant portion of our revenues. If we lose any of these clients or if they reduce their demand for our services, our business will suffer.

Direct Operating Costs

        Direct operating costs for both our outsourced content services and IT professional services consist of direct payroll, occupancy costs, depreciation, telecommunications, computer services and supplies. We intend to reduce direct operating costs of our IT professional services as a percentage of revenues from our IT professional services by increasing our offshore IT professional services staff.

        We have begun to assess the expansion of our facilities in Asia. The expansion of our facilities may result in idle or underutilized capacity until the expanded facilities operate at full revenue capacity, which will increase our direct operating costs as a percentage of revenues until this level of operations is achieved.

Selling and Administrative Expenses

        Selling and administrative expenses for both our outsourced content services and IT professional services consist of management and administrative salaries, sales and marketing costs and administrative overhead. We anticipate selling and administrative expenses to increase in absolute terms as we continue to grow our business. Commencing October 1, 2003, we unified our selling and related activities for our outsourced content services and IT professional services segments. As such, selling and corporate administrative costs are not segregated by, nor are they allocated to, operating segments for periods commencing January 1, 2004.

Quarterly Fluctuations

        Our quarterly operating results are subject to certain seasonal fluctuations. Our fourth and first quarters include the months of December and January, when billable services activity by professional staff, as well as engagement decisions by clients, may be reduced due to client budget planning cycles. Demand for our services generally may be lower in the fourth quarter due to reduced activity during the holiday season and fewer working days for our Philippines-based staff during this period. These and other seasonal factors may contribute to fluctuations in our operating results from quarter to quarter. Our results will also fluctuate in part based on whether we succeed in counterbalancing periodic declines in revenues when a project or engagement is completed or cancelled by entering into arrangements to provide additional services to the same clients or others.

Nine Months Ended September 30, 2004 Compared to the Nine Months Ended September 30, 2003

Revenues

        Revenues increased 56% to $40.4 million for the nine months ended September 30, 2004 from $25.9 million for the similar period in 2003.

        One client accounted for 23% and 36% of our total revenues for the nine months ended September 30, 2004 and 2003, respectively. A second client accounted for 29% of our revenues for the nine months ended September 30, 2004. No other client accounted for 10% or more of our total revenues for the nine months ended September 30, 2003. Further, for the nine months ended September 30, 2004 and 2003, revenues from clients located in foreign countries (principally in Europe) accounted for 27% and 43% of our total revenues, respectively.

        Revenues from outsourced content services increased 47% to $31.5 million for the nine months ended September 30, 2004 from $21.5 million for the similar period in 2003. This increase was primarily due to increased revenues from several new projects. Of the $31.5 million of revenues for the nine months ended September 30, 2004, approximately $11.2 million, or 35%, resulted from new projects, substantially all of which were for existing clients.

        Revenues from IT professional services increased 101% to $8.9 million for the nine months ended September 30, 2004 from $4.4 million for the similar period in 2003. This increase was primarily due to increased revenues from new projects. Approximately $7.8 million, or 87%, of revenues from IT professional services for the nine months ended September 30, 2004 resulted from new projects, a majority of which were for existing clients.

        For the nine months ended September 30, 2004, approximately 52% of our revenues was non-recurring and the 48% balance was recurring, compared with 47% and 53%, respectively, for the nine months ended September 30, 2003.

Direct Operating Costs

        Direct operating costs were $24.5 million and $19.5 million for the nine months ended September 30, 2004 and 2003, respectively, an increase of 26%. Direct operating costs as a percentage of our revenues were 61% for the nine months ended September 30, 2004 and 75% for the nine months ended September 30, 2003.

        Direct operating costs for outsourced content services were $20.2 million and $16.9 million for the nine months ended September 30, 2004 and 2003, respectively, an increase of 20%. Direct operating costs of outsourced content services as a percentage of revenues from outsourced content services were 64% and 78% for the nine months ended September 30, 2004 and 2003, respectively. The dollar increase in direct operating costs of outsourced content services for the 2004 period was principally due to increases in both labor and non-labor costs as a result of increased revenues. The decrease in direct operating costs of outsourced content services as a percentage of revenues from outsourced content services for the 2004 period was principally due to lower labor costs as a percentage of revenues resulting from improved process efficiencies and aggressive project cost management, as well as a 47% increase in revenues compared to a 16% increase in fixed non-labor costs.

        Direct operating costs for IT professional services were $4.3 million and $2.6 million for the nine months ended September 30, 2004 and 2003, respectively, an increase of 66%. Direct operating costs of IT professional services as a percentage of revenues from IT professional services were 49% and 59% for the nine months ended September 30, 2004 and 2003, respectively. The dollar increase in direct operating costs of IT professional services for the 2004 period was principally due to increases in personnel and related costs. The decrease in direct operating costs of IT professional services as a percentage of revenues from IT professional services for the 2004 period was primarily attributable to increased resource utilization resulting in an 8% decrease in direct labor costs as a percentage of revenues from IT professional services and a 3% decrease in non-labor costs as a percentage of revenues.

Selling and Administrative Expenses

        Selling and administrative expenses were $7.5 million and $6.6 million for the nine months ended September 30, 2004 and 2003, respectively, an increase of 15%. Selling and administrative expenses as a percentage of revenues were 19% and 25% for the nine months ended September 30, 2004 and 2003, respectively. Selling and administrative expenses for the nine months ended September 30, 2003 include a non-cash compensation charge of approximately $650,000 (see note 9 of the notes to the consolidated financial statements included elsewhere in this prospectus). Excluding this charge, selling and administrative expenses for the nine months ended September 30, 2004 would have increased by approximately $1.6 million, or 27%, from the similar period in 2003. Approximately $1.5 million of the increase in selling and administrative expenses relates to increases in selling and marketing costs, primarily attributable to the hiring of additional business development, management and sales support personnel, as well as to increased marketing programs and activities.

Other

        In January 2004, we reached a settlement agreement with and received $1.0 million in cash from a former client in full satisfaction of a $2.6 million outstanding balance that we had fully written off as a bad debt in 2001. The $1.0 million receipt, net of $37,000 in recovery costs, is reflected as bad debt recovery for the nine months ended September 30, 2004.

        For the nine months ended September 30, 2004, the provision for income taxes as a percentage of income was 28%, which is lower than the U.S. Federal statutory rate, principally due to certain overseas income which is neither subject to foreign income taxes because of tax holidays granted to us, nor subject to tax in the U.S. unless repatriated. For the nine months ended September 30, 2003, the provision for income taxes is primarily a result of taxable income attributable to certain expenses not deductible for income tax purposes, and to the taxability of income in certain state and foreign tax jurisdictions.

Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002

Revenues

        Revenues were $36.7 million for the year ended December 31, 2003 compared to $36.4 for the similar period in 2002.

        One client accounted for 33% and 17% of our total revenues for the years ended December 31, 2003 and 2002, respectively. A second client accounted for 9% and 30% of our revenues for the years ended December 31, 2003 and 2002, respectively. No other client accounted for 10% or more of our total revenues for these periods. Further, for the years ended December 31, 2003 and 2002, revenues from clients located in foreign countries (principally in Europe) accounted for 47% and 23% of our total revenues, respectively.

        Revenues from outsourced content services decreased 9% to $30.0 million for the year ended December 31, 2003 from $33.1 million for the similar period in 2002. The decrease was primarily due to the decline in revenues of approximately $11.0 million from two clients whose largest projects were substantially completed in 2002. The shortfall was replaced in part by a $9.0 million increase in revenues from three existing clients.

        Revenues from IT professional services increased 104% to $6.7 million for the year ended December 31, 2003 from $3.3 million for the similar period in 2002. The increase was primarily due to an increase in the quantity and size of system integration projects for both new and existing clients. Approximately $5.2 million, or 78%, of revenues from IT professional services for the year ended December 31, 2003 resulted from new projects, a majority of which were for existing clients.

        For the year ended December 31, 2003, approximately 47% of our total revenues was non-recurring and the 53% balance was recurring, compared with 58% and 42%, respectively, for the year ended December 31, 2002.

Direct Operating Costs

        Direct operating costs were $27.1 million and $32.0 million for the years ended December 31, 2003 and 2002, respectively, a decrease of 16%. Direct operating costs as a percentage of revenues were 74% for the year ended December 31, 2003 and 88% for the year ended December 31, 2002.

        Direct operating costs for outsourced content services were $23.1 million and $28.0 million for the years ended December 31, 2003 and 2002, respectively, a decrease of 18%. Direct operating costs of outsourced content services as a percentage of revenues from outsourced content services were 77% and 85% for the years ended December 31, 2003 and 2002, respectively. The dollar decline, as well as the decline in such costs as a percentage of revenues from outsourced content services in the 2003 period, were primarily due to a reduction in labor and in fixed costs associated with our cost reduction initiatives.

        Direct operating costs for IT professional services were $4.0 million in each of the years ended December 31, 2003 and 2002. Direct operating costs of IT professional services as a percentage of revenues from IT professional services were 59% and 120% for the years ended December 31, 2003 and 2002, respectively. The decrease in direct operating costs of IT professional services as a percentage of IT professional services revenues was primarily attributable to increased resource utilization and fixed cost leverage.

Selling and Administrative Expenses

        Selling and administrative expenses were $8.9 million and $10.0 million for the years ended December 31, 2003 and 2002, respectively, a decrease of 11%. Selling and administrative expenses as a percentage of revenues were 24% and 28% for the years ended December 31, 2003 and 2002, respectively.

        Selling and administrative expenses of outsourced content services were $7.3 and $8.5 million for the years ended December 31, 2003 and 2002, respectively, a decrease of 14%. Selling and administrative expenses of outsourced content services as a percentage of revenues from outsourced content services were 25% and 26% for the years ended December 31, 2003 and 2002, respectively. The decrease in selling and administrative expenses of outsourced content services as a percentage of revenues from outsourced content services is primarily attributable to the cost reduction initiatives that were implemented during the second half of 2002.

        Selling and administrative expenses of IT professional services were $1.6 million and $1.5 million for the years ended December 31, 2003 and 2002, respectively. Selling and administrative expenses of IT professional services as a percentage of revenues from IT professional services were 23% and 46% for the years ended December 31, 2003 and 2002, respectively. The decrease in selling and administrative expenses of IT professional services as a percentage of revenues from IT professional services is primarily due to an increase in revenues from IT professional services without a corresponding increase in related selling and administrative expenses.

Other

        In early 2002, we closed a facility in Asia, resulting in the write-off of property and equipment associated with the closed facility totaling approximately $244,000. This write-off of equipment was classified as restructuring costs and asset impairment for the year ended December 31, 2002.

        For the year ended December 31, 2003, the provision for income taxes was 41% of pre-tax income, compared to a 12% benefit from income taxes as a percentage of pre-tax loss for the year ended December 31, 2002. For the year ended December 31, 2002, the income tax benefit was lower as a percentage of pre-tax loss than the federal statutory rate primarily as a result of certain overseas foreign source losses for which no tax benefit is available. The provision for income taxes for the year ended December 30, 2003 is higher as a percentage of pre-tax loss than the federal statutory rate due primarily to foreign and state income taxes and to certain foreign source losses for which no tax benefit is available, partially offset by the effect of income in tax jurisdictions currently under tax holiday.

Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

Revenues

        Revenues decreased 38% to $36.4 million for the year ended December 31, 2002 from $58.3 million for the similar period in 2001.

        One client accounted for 30% and 27% of our total revenues for the years ended December 31, 2002 and 2001, respectively. A second client accounted for 17% of our revenues for the year ended December 31, 2002. One other client, which substantially curtailed operations, accounted for 30% of our revenues in the year ended December 31, 2001. No other client accounted for 10% or more of our revenues for those periods. Further, in the years ended December 31, 2002 and 2001, revenues from clients located in foreign countries (principally in Europe) accounted for 23% and 13% of our revenues, respectively.

        Revenues from outsourced content services decreased 43% to $33.1 million for the year ended December 31, 2002 from $57.8 million for the similar period in 2001. The decrease was primarily due to the loss in revenues from one client which substantially curtailed operations, which accounted for approximately $17.0 million of outsourced content services revenues for the year ended December 31, 2001 and from the decline in revenues from a second client whose projects were substantially completed in 2002.

        Revenues from our IT professional services segment were $3.3 million for the year ended December 31, 2002 and $453,000 for the one month period from December 1, 2001 (date of acquisition) to December 31, 2001.

        In early 2001, a significant portion of the increase in our total revenues was attributable to XML transformation projects by early-stage companies that were pursuing digital library and e-business initiatives. The downturn in the technology industry in 2001 resulted in a significant decline in revenues from companies in this industry sector. The economic downturn also caused many blue-chip publishers to curtail discretionary spending and new initiatives relating to XML transformation projects.

Direct Operating Costs

        Direct operating costs were $32.0 million and $44.4 million for the years ended December 31, 2002 and 2001, respectively, a decrease of 28%. Direct operating costs as a percentage of revenues were 88% for the year ended December 31, 2002 and 76% for the year ended December 31, 2001.

        Direct operating costs of outsourced content services were $28.0 million and $44.1 million for the years ended December 31, 2002 and 2001, respectively, a decrease of 36%. Direct operating costs of outsourced content services as a percentage of revenues from outsourced content services were 85% and 76% for the years ended December 31, 2002 and 2001, respectively. The dollar decrease in direct operating costs of outsourced content services for 2002 was principally due to a reduction in labor costs associated with lower revenues and to reductions in fixed costs associated with our cost reduction initiatives. The increase in direct operating costs of outsourced content services as a percentage of revenues from outsourced content services for 2002 was primarily attributable to the decrease in revenues without a corresponding decrease in fixed non-labor costs. Labor costs as a percentage of revenues remained consistent.

        Direct operating costs of IT professional services were $4.0 million for the year ended December 31, 2002 and $315,000 for the month of December 2001. Direct operating costs of IT professional services as a percentage of revenues from IT professional services were 120% and 70% for the year ended December 31, 2002 and the month of December 2001, respectively.

Selling and Administrative Expenses

        Selling and administrative expenses were $10.0 million and $8.3 million for the years ended December 31, 2002 and 2001, respectively, an increase of 20%.

        Selling and administrative expenses of outsourced content services were $8.5 million and $8.2 million for the years ended December 31, 2002 and 2001, respectively, an increase of 4%. The increase in selling and administrative expenses of outsourced content services for the 2002 period is primarily due to a non-cash compensation charge of approximately $500,000 and an increase in selling and marketing costs of approximately $684,000, offset by a 14% reduction in general and administrative expenses. Selling and administrative expenses of outsourced content services as a percentage of revenues from outsourced content services were 26% and 14% for the years ended December 31, 2002 and 2001, respectively. The increase in selling and administrative expenses of outsourced content services as a percentage of revenues from outsourced content services in the 2002 period was due primarily to the decrease in revenues without a corresponding decrease in such expenses.

        Selling and administrative expenses of IT professional services were $1.5 million and $110,000 for the year ended December 31, 2003 and the month of December 2001, respectively. Selling and administrative expenses of IT professional services as a percentage of revenues from IT professional services were 46% and 24% for the year ended December 31, 2002 and the month of December 2001, respectively.

Other

        For the year ended December 31, 2001, we provided an allowance for doubtful accounts of approximately $2.6 million, representing the remaining balance due at December 31, 2001 from a client that accounted for 30% of our revenues in the year ended December 31, 2001, because the client reported an inability to raise further operating funds required to make payment. In January 2004, we reached a settlement with this client to pay $1.0 million in cash in full satisfaction of the outstanding balance due to us. The $1.0 million, net of $37,000 in recovery costs, is reflected as bad debt recovery income in our financial statements for the nine months ended September 30, 2004. In addition, for the year ended December 31, 2001 we provided approximately $350,000 for other client bad debts incurred in the ordinary course of business.

        During the quarter ended December 31, 2001, we commenced certain actions to reduce production operations at a wholly-owned Asian subsidiary that was operating at a loss and to reduce overall excess capacity in Asia. Such activities, which culminated in the cessation and closure of all operations at the subsidiary and included employee layoffs, were completed in 2002. In addition, during 2002, we closed a second facility, resulting in the write-off of property and equipment associated with the closed facility totaling approximately $244,000. This write-off has been classified as restructuring costs and asset impairment for the year ended December 31, 2002. Included in restructuring costs and asset impairment for the year ended December 31, 2001 are estimated facility closure costs, including employee related costs of approximating $600,000, and the write-off of leasehold improvement costs totaling approximately $265,000. In 2002, we paid approximately $350,000 in closing costs.

        For the year ended December 31, 2002, the income tax benefit was lower as a percentage of pre-tax loss than the federal statutory rate due primarily to certain overseas foreign source losses for which no tax benefit is available.

Liquidity and Capital Resources

        Selected measures of liquidity and capital resources, expressed in thousands, except per share data, are as follows:

	September 30, 2004	December 31, 2003
Cash and Cash Equivalents—unrestricted	$16,109	$5,051
Working Capital	20,207	11,983

Net Cash Provided By Operating Activities

        Net cash provided by operating activities was $11.2 million for the nine months ended September 30, 2004 compared to $222,000 provided by operating activities for the nine months ended September 30, 2003, an increase of nearly $11.0 million. The net cash provided by operating activities for the 2004 period is principally due to net income approximating $6.8 million, non-cash charges approximating $4.2 million, a $1.1 million income tax refund and a $1.2 million net decrease in other current assets and liabilities, offset by a $2.1 million increase in accounts receivable.

        Accounts receivable totaled $10.6 million at September 30, 2004, representing approximately 61 days of sales outstanding, compared to $8.5 million, or 71 days, at December 31, 2003. The decrease in days outstanding resulted from increased accounts receivable collections during the first nine months of 2004.

        A significant amount of our revenues is derived from clients in the publishing industry. Accordingly, our accounts receivable generally include significant amounts due from such clients. In addition, as of September 30, 2004, approximately 22% of our accounts receivable was from foreign (principally European) clients, and 68% of accounts receivable was due from two clients.

Net Cash Used in Investing Activities

        For the nine months ended September 30, 2004, we spent approximately $1.7 million for capital expenditures, compared to approximately $1.8 million for the nine months ended September 30, 2003. Capital spending in the first nine months of 2004 related principally to normal ongoing equipment upgrades, project requirement specific equipment, and for improvements in infrastructure. We expect that the capital expenditures for these purposes will approximate $3.0 million in 2005, excluding any potential capital expenditures related to future facilities expansion.

Availability of Funds

        We have a $5.0 million line of credit pursuant to which we may borrow up to 80% of eligible accounts receivable at the bank's alternate base rate plus 1/2% or LIBOR plus 3%. The line, which expires in May, 2005, is secured by our accounts receivable. There are no amounts outstanding under this facility.

        We believe that existing cash and internally generated funds will be sufficient for our reasonably anticipated working capital and capital expenditure requirements during the next 12 months. We fund our foreign expenditures from our U.S. corporate headquarters on an as-needed basis.

Contractual Obligations

        The table below reflects our contractual cash obligations, expressed in thousands, at December 31, 2003.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Capital lease obligations	$457	$171	$286	$—	$—
Non-cancelable operating leases	3,817	600	1,751	1,222	244

Total contractual cash obligations	$4,274	$771	$2,037	$1,222	$244

Inflation, Seasonality and Prevailing Economic Conditions

        To date, inflation has not had a significant impact on our operations. We generally perform work for our clients under project-specific contracts, requirements-based contracts or long-term contracts. Contracts are typically subject to numerous termination provisions.

        Our quarterly operating results are subject to certain seasonal fluctuations. Our fourth and first quarters include the months of December and January, when billable services activity by professional staff, as well as engagement decisions by clients, may be reduced due to client budget planning cycles. Demand for our services generally may be lower in the fourth quarter due to reduced activity during the holiday season and fewer working days for our Philippines-based staff during this period. These and other seasonal factors may contribute to fluctuations in our operating results from quarter to quarter.

Critical Accounting Policies and Estimates

Basis of Presentation and Use of Estimates

        Management's discussion and analysis of its results of operations and financial condition is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to accounts receivable. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Allowance for Doubtful Accounts

        We establish credit terms for new clients based upon management's review of their credit information and project terms, and perform ongoing credit evaluations of our customers, adjusting credit terms when management believes appropriate based upon payment history and an assessment of their current credit worthiness. We record an allowance for doubtful accounts for estimated losses resulting from the inability of our clients to make required payments. We determine this allowance by considering a number of factors, including the length of time trade accounts receivable are past due, our previous loss history, our estimate of the client's current ability to pay its obligation to us, and the condition of the general economy and the industry as a whole. While credit losses have generally been within expectations and the provisions established, we cannot guarantee that credit loss rates in the future will be consistent with those experienced in the past. In addition, we have credit exposure if the financial condition of one of our major clients were to deteriorate. In the event that the financial condition of our clients were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be necessary.

Revenue Recognition

        Revenues for outsourced content services is recognized in the period in which services are performed and delivered. We recognize revenues from IT professional services derived from custom application and systems integration development which requires significant production, modification or customization of software in accordance with Statement of Position ("SOP") No. 97-2 "Software Revenue Recognition" and SOP No. 81-1 "Accounting for Performance of Construction—Type and Certain Production—Type Contracts". Revenues for such contracts billed under fixed fee arrangements is recognized using the percentage-of-completion method under contract accounting as services are performed or output milestones are reached. The percentage completed is measured either by the percentage of labor hours incurred to date in relation to estimated total labor hours or in consideration of achievement of certain output milestones, depending on the specific nature of each contract. For arrangements in which percentage-of completion accounting is used, we record cash receipts from customers and billed amounts due from clients in excess of recognized revenue as billings in excess of revenues earned on contracts in progress (which is included in accounts receivable). Revenues for contracts billed on a time and materials basis is recognized as services are performed.

Property and Equipment

        Property and equipment is depreciated on the straight-line method over the estimated useful lives of the related assets, which is generally two to five years. Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or the lives of the leases. We make estimates regarding the useful lives of these assets and any changes in actual lives could result in material changes in the net book value of these assets. We evaluate the recoverability of long-lived assets whenever adverse events or changes in business climate indicate that the expected undiscounted future cash flows from the related asset may be less than previously anticipated. If the net book value of the related asset exceeds the undiscounted future cash flows of the asset, the carrying amount would be reduced to the present value of its expected future cash flows and an impairment loss would be recognized. This analysis requires us to make significant estimates and assumptions, and changes in facts and circumstances could result in material changes in the carrying value of the assets and the related depreciation expense.

Income Taxes

        Deferred taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates, as well as any net operating loss or tax credit carryforwards expected to reduce taxes payable in future years. A valuation allowance is provided when it is more likely than not that some or all of a deferred tax asset will not be realized. Unremitted earnings of foreign subsidiaries have been included in the consolidated financial statements without giving effect to the United States taxes that may be payable on distribution to the United States to the extent such earnings are not anticipated to be remitted to the United States.

Goodwill and Other Intangible Assets

        Statement of Financial Accounting Standard ("SFAS") 142 requires that goodwill be tested for impairment at the reporting unit level (segment or one level below a segment) on an annual basis and between annual tests in certain circumstances. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

Accounting for Stock-Based Compensation

        We account for stock-based compensation plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. In general, no stock-based employee compensation cost is reflected in the results of operations, unless options granted or modified under those plans have an exercise price that is less than the market value of the underlying common stock on the date of grant.

Significant New Accounting Pronouncements Not Yet Adopted

        On December 16, 2004 the FASB published FASB Statement No. 123 (revised 2004), Share-Based Payment. Statement 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. Statement 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Statement 123(R) replaces FASB Statement No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. We will be required to apply Statement 123(R) as of the first interim reporting period that begins after June 15, 2005. We are in the process of evaluating the impact of this statement on our financial position and results of operations.

Quantitative and Qualitative Disclosures About Market Risk

        We are exposed to interest rate change market risk with respect to our credit line with a financial institution which is priced based on the bank's alternate base rate (4.75% at September 30, 2004) plus 1/2% or LIBOR (1.875% at September 30, 2004) plus 3%. We have not borrowed under this line in 2004. To the extent we utilize all or a portion of this line of credit, changes in the interest rate will have a positive or negative effect on our interest expense.

        We have operations in foreign countries. While we are exposed to foreign currency fluctuations, we presently have no financial instruments in foreign currency and do not maintain significant funds in foreign currency beyond those necessary for operations.

BUSINESS

General

        Innodata Isogen is a leading provider of business services that help organizations create, manage, use and distribute information more effectively and economically. We provide outsourced content services and content-related information technology (IT) professional services. Our outsourced content services focus on fabrication services and knowledge services. Fabrication services include digitization, imaging, data conversion, XML and mark-up services, as well as language translation and content creation services. XML, or Extensible Markup Language, is a univerally accepted notation for indentifying information elements in documents, and is designed to meet the challenges of large-scale electronic publishing. Knowledge services include content enhancement, taxonomy, controlled vocabulary development, hyperlinking, mark-up indexing, abstracting and general editorial services. Our IT professional services focus on the design, implementation, integration and deployment of systems used to author, manage and distribute content.

        We believe our integrated offering of outsourced content services and IT professional services allows us to offer our clients a suite of comprehensive and sophisticated technology-based solutions that span the entire content supply chain, which is the series of integrated activities needed to create, manage, use and distribute information.

        In 2004, we provided our services to approximately 100 clients in four content-intensive sectors. Organizations within each of these sectors, which are listed below, face a distinct set of challenges in creating, managing, using and distributing information more effectively and economically:

  •
  publishing, media and information services, including EBSCO and Reed Elsevier;

  •
  Global 2000 enterprises, including Hamilton Sundstrand and Lockheed Martin;

  •
  educational and cultural institutions, including Cornell University and Harvard Business School Publishing; and

  •
  government agencies, including several U.S. intelligence agencies.

        We typically service our clients in multi-year relationships. Approximately 76% of our largest 25 clients by revenues in the nine months ended September 30, 2004 have been clients in each year since 2001.

        We provide outsourced content services for business processes that we anticipate will continue for an indefinite period and therefore generate what we regard as recurring revenues. We derived 48% and 53% of our revenues from these engagements for the nine months ended September 30, 2004 and the year ended December 31, 2003, respectively.

        We are headquartered in Hackensack, New Jersey, just outside New York City. We have two additional solutions centers in North America, seven production facilities in Asia (the Philippines, India and Sri Lanka) and a technology and tools development center in India. We were incorporated in Delaware in 1988.

Industry Background

Overview

        We believe that we are uniquely positioned to benefit from three global business trends:

  •
  changes in the way organizations create, manage, use and distribute content;

  •
  the continued growth of digital content technologies; and

  •
  the shift to outsourcing by organizations worldwide.

        These three trends are driving an increased demand for services focused on the creation, management, use and distribution of content. Content-related services have broad applicability to different industry segments and are being purchased by organizations that:

  •
  provide content;

  •
  sell products or services that utilize some form of content; or

  •
  consume content in day-to-day activities.

Changes in the Way Organizations Create, Manage, Use and Distribute Content

        In response to the availability of vast pools of information on the Internet at no charge, subscribers to fee-based information are increasingly demanding that information providers improve the analytical level of their products and provide more highly refined and targeted information.

        As a result, information providers are migrating away from simply delivering access to large-scale aggregated information to delivering highly refined streams of ready-to-use information directly into active business processes to help subscribers accomplish specific tasks. This migration requires that information providers move away from traditional publishing and archiving models to more streamlined content supply chains. In traditional models, information managers preside over content containers, such as books, articles, databases and products, and typically use disparate systems for print and online content. Borrowing from supply chain principles in manufacturing industries, information providers are adopting streamlined content supply chains in which they process content a single time and store it in a way that it can be deconstructed and embedded into multiple products that feed their subscribers' workflow applications.

        Global 2000 enterprises that publish product-related information, such as user manuals and other technical documents, are faced with burgeoning publishing costs as product life cycles decrease, global markets require documents in an increasing array of languages and regulatory requirements increase. In order to control costs and keep up with product cycles, they seek to manage discrete content objects that are used in multiple products, such as a particular warranty provision, for example, that is contained in user manuals for multiple products. The advantage to this approach is that updates and changes to discrete content objects can be performed once, rather than multiple times.

        Major educational and cultural institutions are seeking new and better ways of leveraging vast stores of aggregated digital information. Similarly, a number of important government agencies are under pressure to ensure that such content is created, managed, used and distributed seamlessly within their organizations and shareable across organizational boundaries.

        These changes in content management, lifecycles and use increasingly require specific technological expertise and operational scale. Many of these organizations are unable or unwilling to continue managing content as part of an ongoing business strategy. As such, they seek to work with focused experts in the growing area of digital content technologies that have the operational scale to manage finite or ongoing content-related engagements.

Growth of Digital Content Technologies

        The growth of structured information standards like XML and a steadily increasing stream of technical innovation have greatly expanded the capabilities and, ultimately, the impact of digital content processes and technologies.

        Digital content technologies first gained significance in the 1980s with the advent of the personal computer as a ubiquitous work and communications tool. The widespread adoption of document creation and processing applications, digital storage and filing systems, imaging systems and desktop publishing created the need for new content-related products and services. This trend was accelerated by the emergence of the World Wide Web in the 1990s as a transformative cultural, socio-political and economic force. New categories of products and services were introduced or popularized, including email, web portal applications, electronic commerce and intranets.

        XML has spurred a further wave of innovative digital content technology, including new types of XML-compliant authoring, content management and publishing software applications. The efficient design and deployment of these systems has accelerated the growth of specialized professional and IT services providers. At the same time, commercial content providers—such as publishing and information services companies, as well as institutions in the cultural and educational sectors—have been driving large-scale digitization and XML-encoding efforts.

Shift to Outsourcing by Organizations Worldwide

        Outsourcing involves contracting with an external organization to take primary responsibility for providing a business process or function. Outsourcing was initially perceived as a tool to achieve cost savings in transaction-intensive, back office business processes. Today, in addition to cost savings, outsourcing is driven by opportunities to improve a wide range of business processes and a desire to outsource non-core activities so that management can focus on core competencies. Outsourcing services can be provided either domestically or globally using lower-cost offshore facilities. Often the outsourcing provider works with the client to address quality requirements within cost thresholds and sources the work from one or several locations to provide the appropriate mix of services at the required cost level.

        Awareness and acceptance of outsourcing have grown dramatically in the last several years. An increasing number of senior business managers in the United States and Europe are seeking high value outsourcing services to:

  •
  increase enterprise productivity;

  •
  increase strategic focus;

  •
  improve quality;

  •
  contain costs; and

  •
  gain strategic advantage.

        We believe that the convergence of the changes in the way organizations utilize content, the growth of digital content technologies and the shift to outsourcing by organizations worldwide has created a demand for service providers that have the requisite expertise, as well as the scaleable infrastructure, to provide fabrication and knowledge services and to design, implement, integrate and deploy the systems that allow the user to author, manage and distribute information effectively and economically.

Innodata Isogen's Competitive Strengths

        We believe our integrated offering of outsourced content services and IT professional services allows us successfully to create a sustainable position as a business service provider focused on the content supply chain. Our competitive advantages include:

        Domain Expertise.    We believe that the quality of our services and their broad scope and scale give us an important competitive advantage. We offer a suite of comprehensive and sophisticated technology-based solutions that span the entire content supply chain. These comprehensive and sophisticated offerings enable us to capture a greater share of our clients' content-related budgets, broaden our dialogue with key decision makers within each client and increase the points of sale for new clients. In addition, we have a wide breadth of experienced talent, including the inventor of XML technologies, editors of key information standards and thousands of content specialists. Our technology solutions and our skilled workforce, coupled with our long operating history and experience with clients in many vertical industries, allow us to work with clients to implement the appropriate content focused solutions.

        Proven Project Management and Established Global Network of Delivery Centers.    We believe our project management strategy coupled with our highly evolved global network of delivery centers represent a key competitive advantage. Each project is coordinated by a single project manager in one of our locations. The project manager is responsible for global coordination with all relevant work sites and works closely with the client through the duration of the project to ensure client satisfaction and overall project quality. We have developed our domestic, on-site and offshore execution capabilities to deliver seamless high quality services. Our production facilities feature state-of-the-art computing and communications infrastructure. Our systems are mirrored to provide redundancy with no single point of failure. In doing so, we have made substantial investments in our process, infrastructure and systems over the last decade, and have successfully integrated our domestic, on-site and offshore service offerings.

        Ability to Scale.    We have successfully managed our growth by investing in infrastructure and by recruiting, training and rapidly deploying staff. Our strong financial position allows us to make the required investments in infrastructure and personnel that we need to continue to grow our business. We can rapidly deploy resources and execute new projects through our scalable network of global delivery centers. As a result, we are able to execute large-scale, short-term projects and long-term engagements in an efficient and cost-competitive manner.

        Ability to Provide Services Encompassing the Content Supply Chain.    Our specialized focus on business services related to content allows us to provide clients a solution that can address a variety of needs throughout the content supply chain. Our broad offerings include fabrication and knowledge services within our outsourced content services and consulting, systems integration and custom application development within our IT professional services. We believe that these offerings provide us with a competitive advantage because we are able to offer a client a range of solutions as a single-source provider and to adapt our solutions as the client's needs change or expand over time. In many cases, our relationship with a client will begin as either a content services engagement or as an IT professional services engagement, but will expand over time to include several of our solutions.

        We believe that the value of our solutions is best exemplified by the breadth and depth of our client relationships. We are currently working with approximately 100 active clients in the following four content-intensive sectors:

  •
  publishing, media and information services;

  •
  Global 2000 enterprises;

  •
  educational and cultural institutions; and

  •
  government agencies.

        Our Global 2000 enterprise clients fall into more than 10 vertical industries, including aerospace, defense, intelligence, engineering, financial services, healthcare, pharmaceuticals, manufacturing, information technology and telecommunications. We have long-standing relationships with many of our clients. Our track record of delivering high quality solutions across the entire content supply chain and our strong industry expertise help us to solidify these relationships and to gain increased business from our existing clients. As a result, we have a history of client retention and derive a significant proportion of revenues from repeat clients.

Innodata Isogen's Strategy

        Our objective is to be a strategic partner to organizations that provide, sell or consume content and to become the dominant worldwide provider of outsourced content services and content-related information technology professional services to these organizations—including leading publishers, media companies, information services providers, Global 2000 enterprises, major educational and cultural institutions, and government agencies.

        To achieve our objectives, we intend to:

        Grow our relationships with existing and new clients.    We intend to continue to solidify and expand enduring relationships with our existing clients and to develop long-term relationships with new clients. We constantly seek to expand the nature and scope of our engagements with clients by increasing the volume of our business and extending the breadth and value of the services we offer. We have been leveraging our IT professional services to market and sell more effectively our outsourced content services, thereby offering our clients a suite of comprehensive and sophisticated technology-based solutions. In addition, we are transitioning to a more structured direct sales model. Over the past 12 months, we have substantially improved our sales support infrastructure, hired additional sales and marketing talent, created a partner program, improved our brand management and enhanced our lead generation capability.

        Increase our recurring revenues.    We intend to increase our sales of outsourced content services that are long-term in nature and provide us with recurring revenue. We plan to do this by increasing our sales emphasis on our knowledge services and focusing our engineering capabilities in support of this sales effort. In addition, we plan to expand our capability to provide application maintenance services from India, thereby reducing the cost of our services and rendering our pricing more competitive.

        Enhance our portfolio of solutions.    We seek continually to enhance our portfolio of solutions as a means of developing and growing our business. To differentiate our services and achieve recognition in the marketplace, we focus on emerging trends, new technologies, specific industries and pervasive business issues that confront our clients, thereby allowing us to address their needs better. We assist our clients in evaluating their existing content-related systems and in determining their objectives for improving those systems. To help our clients meet their objectives, we have been increasingly providing them with an integrated offering of outsourced content services and IT professional services that span the entire content supply chain, and we are planning to expand our integrated offerings to additional vertical industries over time.

        Execute strategic acquisitions.    We intend to pursue selective acquisitions that will enable us to enhance our portfolio of solutions and expand into additional vertical industries. We plan to target those businesses with complementary services that will allow us to extend the breadth and value of services we provide, thereby enhancing our ability to provide services that span the entire content supply chain.

Innodata Isogen's Services

        Our services encompass both outsourced content services that focus on fabrication services and knowledge services and information technology (IT) professional services that focus on the design, implementation, integration and deployment of systems used to author, manage and distribute content. We define content as all forms of unstructured data, including text, formatted text such as HTML, high-fidelity information such as XML, interactive and/or dynamic Web pages, images, graphics animation, video and sound files.

Outsourced Content Services

        Our outsourced content services focus on fabrication services and knowledge services. We undertake fabrication projects for enterprises deploying content management solutions, and we build customized content products for online publishers and information providers. In addition, we provide outsourced services for content-intensive enterprises and information service providers.

        The services we provide may vary in size and duration. Outsourced content services that are provided for a specific project generate revenues that terminate on completion of a defined task and we regard these revenues as non-recurring. We also provide outsourced content services for business processes that we anticipate will continue for an indefinite period and therefore generate what we regard as recurring revenue.

        Our methodology typically involves building customized workflow management tools and content authoring tools that we operate on advanced technology platforms in our content processing facilities. We typically gather data from multiple sources, normalize disparate data formats, digitize non-digital assets and create XML files that are uploaded to a client's digital warehouse. As part of this process, we may engineer links that enable cross-referencing among digital assets, index data assets to an organizational structure, such as taxonomy or ontology, copyedit content or author content synopsis and abstracts.

        Fabrication Services.    Our fabrication services include digitization, imaging, data conversion, XML and mark-up services, as well as language translation and content creation services. We use leading-edge technologies to capture our clients' relevant content and convert it into XML and other related mark-up standards. These technologies include high-speed scanning; a variety of commercial and proprietary optical/intelligent character recognition, or OCR/ICR, applications; structured workflow processes; and proprietary applications and tools designed to create meaningful, accurate and consistent data.

        To convert the captured content to XML, tags are inserted within the content to provide a marker that computers can process. Our proprietary technology includes production-grade, auto-tagging applications that utilize pattern recognition algorithms based on comprehensive rule sets and heuristic online databases. This technology enables the mass creation or conversion of XML content from complex, unstructured data or content.

        We price our translation and content conversion services based on the quantity delivered or resources utilized.

        As an example, a major educational publisher sought to build the definitive digital archive of leading newspapers in North America. On behalf of this client, we digitized production runs of major world newspapers, providing full page viewing, as well as threaded articles with searchable digital text. The process included treating the digital images with the latest digital technology to visually repair the original images.

        Knowledge Services.    Our knowledge services add value to a client's content and these services include content enhancement, taxonomy, controlled vocabulary development, hyperlinking, mark up indexing, abstracting and general editorial services, including the provision of synopses and annotations. We also provide research services that cover a wide spectrum of expertise, including medicine, law, basic sciences, applied sciences, humanities, engineering, management and finance. We have organized knowledge teams to provide these services, each of which consists of a number of educated and highly trained people with expertise in the relevant subject. We typically price our knowledge services based on the quantity delivered or resources utilized.

        As an example, a major publisher of scientific, technical and medical information sought to build one of the world's largest databases of scientific journal citations and references. We created records of nearly 15,000 journal titles going back almost 13 years, encoded in a way that supported integrated web searches and seamless linking. Under a long-term engagement, we maintain the database with daily updates, managing on behalf of our client a production process in which we aggregate, digitize, convert and enhance data.

IT Professional Services

        Our IT professional services focus on the design, implementation, integration and deployment of systems used to author, manage and distribute content. These services include:

  •
  consulting;

  •
  systems integration;

  •
  custom application development; and

  •
  other IT professional services, including application maintenance support, evaluation and implementation and training.

        Clients that use our IT professional services typically require publishing, performance support or process automation systems that enable multiple authors to collaborate on content and enable multiple products to be generated from single-source XML repositories. Our IT professional services undertake a standards-based approach to development and integration.

        Projects vary in size and duration. Our IT professional services are typically provided on a project basis that involves a defined task that, upon completion, does not generate any significant amount of continuing revenues. Each project typically involves all aspects of the software development process, including defining, designing, prototyping, programming, module integration and installation of the custom application. We typically work on-site at clients to develop specifications and define requirements and to interact with end-users of the application. Detailed design, implementation and testing are generally performed at our Dallas and Austin, Texas offices, as well as offshore at our Gurgaon, India office.

        Consulting.    We offer consulting services that focus on evaluating, advising, creating, overseeing or reviewing processes and/or technology designs that are necessary for a client to improve its management, use or distribution of information. We assist our clients by first understanding their business objectives and then analyzing and recommending the appropriate hardware and software specifications, as well as process and engineering changes that will fulfill these objectives. Our consultants have a broad mix of functional and industry expertise. Our highly skilled process analysts, workflow architects and project managers enable clients to outsource to us their entire content operations, and thereby enhance the client's ability to manage, use and distribute the content.

        As an example, a major defense contractor was awarded a multi-billion dollar military contract to build a new war plane. The military required that the technical documentation be delivered in electronic format and be useable by field technicians using handheld PDAs, as well as by pilots in the cockpit. The defense contractor hired us to recommend an XML-based publishing approach. Over several months, our team made several recommendations and redesigned the client's core business processes and systems architecture to achieve its objectives, including the ability to support high-volume, link-intensive data. We were then engaged by the client to develop the system. The completed system provided an end-to-end workflow that included link management, support for complex graphics, customized backend databases to support fast search and retrieval and customized user interfaces.

        Systems Integration.    Our systems integration services include the integration of disparate authoring tools, content/knowledge management systems and composition tools into an overall IT infrastructure, and often also include the development of software that enhances the compatibility among various components of the overall IT infrastructure. We also undertake the management of programs and vendors during this process. Many of our systems integration projects involve organizations that are migrating to XML and other standards-based publishing systems or are seeking to integrate disparate data sources into a common environment. Our IT projects often include content analysis and the development of information architectures.

        For example, one of the world's most successful IT equipment manufacturers was faced with the challenge of producing increasingly complex technical documentation faster, in more languages and across multiple platforms, as well as in print. This was necessary because of shortening product life cycles and the desire to market products in remote global markets. Over a 12-month period, our team of information architects and developers provided strategy and process consulting, product evaluation and information engineering services. We addressed complex content authoring, translation and localization and document rendition requirements. The result was a completely re-engineered standards-based product documentation system that enabled our client to easily revise and re-use content and translate that content into 35 languages seamlessly. We improved our client's time-to-market by significantly reducing the turnaround time for documentation and revisions and substantially reduced its overall product documentation-related costs. Our team of two domestic project managers and five offshore developers continue to provide the client ongoing systems enhancement and maintenance under a long-term engagement.

        Custom Application Development.    Our custom application development services help our clients create new applications and enhance the functionalities of our clients' existing software applications. We perform system design and software coding and run pilots, while transition planning, user training and deployment activities are performed at the client's site. Our application development services span the entire range of client server and Internet technologies. Our IT professional services staff are experts at XML and related information standards, as well as emerging computing platforms. Our programmers are skilled in a wide range of programming languages, as well as a diverse set of application program interfaces, applications servers and database technologies.

        As an example, a client in the information services industry needed to build an enterprise-scale publishing platform for a new online information service utilizing the latest knowledge processing technologies. Our team of onshore and offshore technologists designed and built the platform over a period of several months, including authoring and classification workflow systems, backend database and user interface. Our content services department aggregated, digitized and enhanced multiple gigabytes of data for the successful product pilot. Our single program manager coordinated the efforts of our IT professional services team, our outsourced content services team and other vendors on-site at the client.

        Other IT Professional Services.    We assist our clients in the evaluation and implementation of software packages developed by third party vendors. We specialize in enterprise content management systems developed by several vendors, including: Documentum, Content@, XHive Corporation and Vasont Systems; and document authoring systems developed by vendors including Arbortext and Blast Radius; publishing tools developed by vendors including TopLeaf, Antenna House and FrameMaker; as well as various content analysis and extraction tools.

        We provide support for our client's content-related applications, ensuring that systems remain operational and responsive to changing user requirements. In doing so, we are often able to enhance processes and improve service levels. Through our domestic, on-site and offshore delivery model, we are able to provide a range of support services to our clients.

        We also provide clients professional training, courseware and continuing education in XML and other structural information services.

Clients

        We view our relationship with our clients as a critical element of our historical success and an important basis for our future growth. We work directly with existing and prospective clients to identify and refine their objectives and to design, implement, integrate and deploy new and improved service solutions to satisfy those objectives. We believe we provide high quality, value-added services to our clients on a timely basis and have developed a close relationship with them as a result. To enhance those relationships, we provide project support 24 hours a day, seven days a week, through our Asia-based customer service center, and we maintain sales, service and strategic support in North America and Europe in proximity to the operations of most of our clients.

        We offer our services to approximately 100 businesses and organizations in four content-intensive sectors. The following sets forth a selected list of our clients in the four content-intensive sectors that we serve:

  •
  Publishing, media and information services:

                                      EBSCO; John Wiley & Sons; McGraw-Hill; ProQuest; Reed Elsevier; Thomson and Wolters Kluwer;

  •
  Global 2000 enterprises:

                                      Amazon.com; Bausch & Lomb; Boeing; Hamilton Sundstrand; John Deere; Lockheed Martin and Primerica;

  •
  Educational and cultural institutions:

                                      CAB International; Cornell University; Harvard Business School Publishing and The Smithsonian Institution; and

  •
  Government agencies:

                                      The Federal Reserve Board and several U.S. intelligence agencies.

        Outsourced content services that are provided for a specific project generate revenues that terminate on completion of a defined task and we regard these revenues as non-recurring. We also provide outsourced content services for business processes that we anticipate will continue for an indefinite period and therefore generate what we regard as recurring revenue.

        Approximately 76% of our largest 25 clients by revenues in the nine months ended September 30, 2004 have been clients in each year since 2001.

        One client accounted for 23% of our total revenues for the nine months ended September 30, 2004 and for 33% and 17% of our total revenues for the years ended December 31, 2003 and 2002, respectively. A second client accounted for 29% of our total revenues for the nine months ended September 30, 2004 and for 9% and 30% of our total revenues for the years ended December 31, 2003 and 2002, respectively. No other client accounted for 10% or more of our total revenues during these periods. Revenues from clients located in foreign countries (principally in Europe) accounted for 27% of our total revenues for the nine months ended September 30, 2004 and 47% of our total revenues for the year ended December 31, 2003.

        Some of our clients require us to enter into nondisclosure agreements pursuant to which we agree not to disclose their identities or the nature of our relationship. Typically these arrangements are required because the client does not want to publicize its outsourcing strategy or a new product development initiative before it is introduced in the market.

Sales and Marketing

        We currently have four executive-level business development professionals and five full-time sales personnel and are planning to increase our full-time salesperson headcount to 12 in 2005. Historically, our sales efforts depended heavily on senior management. We are transitioning to a more structured direct sales model in which we implement additional sales infrastructure, add dedicated sales support personnel and add additional sales persons. In this model, our executive-level business development professionals will continue to manage key client relationships through targeted interaction with our clients' senior management, while sales professionals will be responsible for identifying prospective clients and the execution of day-to-day sales strategies.

        Our sales organization is responsible for qualifying and otherwise pursuing prospects, securing direct personal access to decision-makers at existing and prospective clients and obtaining orders for our services and solutions. Our sales professionals work directly with clients to identify their requirements and with our engineering teams to define the solutions that best fit our clients' specific needs.

        Sales activities include the design and generation of presentations and proposals, account and client relationship management and the organization of account activities.

        Consulting personnel from our project analysis group and our engineering services group closely support our direct sales effort. These individuals assist the sales force in understanding the technical needs of clients and providing responses to these needs, including demonstrations, prototypes, pricing quotations and time estimates. In addition, account managers from our customer service group support our direct sales effort by providing ongoing project-level, post-sale support to our clients.

        We constantly seek to expand the nature and scope of our engagements with existing clients by increasing the volume of our business and extending the breadth and value of services offered. For existing clients, our sales personnel and our on-site project personnel proactively identify client needs and work with our sales team to structure solutions to address those needs.

        Our marketing organization is responsible for:

  •
  developing and increasing the visibility and awareness of our brand and our service offerings;

  •
  defining and communicating our value proposition; and

  •
  generating leads and furnishing effective sales support tools.

        Over the past 12 months, we have improved our brand management and enhanced our lead generation capability. In addition, we have created a partner program pursuant to which we have formed collaborative relationships with selected leading software vendors and service providers in many of our key markets. We believe that our partner program is an important way for our sales force to generate more and better quality leads. Furthermore, the partner program helps us gain technical insights that allow us to evaluate better the effectiveness of the various tools that we recommend to our clients.

        Primary marketing outreach activities include:

  •
  event marketing (including exhibiting at trade shows, conferences and seminars);

  •
  direct and database marketing;

  •
  public and media relations (including speaking engagements and active participation in industry and technical standard bodies); and

  •
  Web marketing (including search engine optimization, search engine marketing and the maintenance and continued development of external Web sites).

Competition

        The markets for our services are highly competitive. The most significant competitive factors are:

  •
  experience and expertise;

  •
  quality and reliability of services;

  •
  price of services;

  •
  the scope and scale of service offerings;

  •
  the quality of supporting services;

  •
  retention of highly skilled employees; and

  •
  technical competence.

        Our ability to compete favorably is dependent upon our ability to react appropriately to short- and long-term trends, harness new technology and deliver large-scale requirements.

        With respect to outsourced content services, competition is highly fragmented and intense; however, we believe we compete successfully by offering high quality services and favorable pricing by leveraging our technical skills, IT infrastructure, process knowledge, offshore model and economies of scale.

        SPI Technologies, Apex CoVantage, Techbooks and Jouve, among others, compete with us in providing content services. However, we are not aware of any single competitor that provides the same comprehensive range of outsourced content services as we do, and we believe that we have created significant differentiation as a result of:

  •
  our specific business process expertise and the greater resources that we provide to our clients;

  •
  the high quality and reliability of our services; and

  •
  the scope and scale of our services.

        Thus, we believe we are well positioned to obtain client contracts when the undertaking required is technically sophisticated, sizable in scope or scale, or when clients require a highly fail-safe environment with technology redundancy. We also believe that the timeliness with which we provide our services enables our clients to reduce the time it takes for them to release their products to the market, thereby providing a competitive advantage to the client.

        With respect to our IT professional services, a number of large and mid-sized technology and business consulting practices offer content-related integration and consulting services as part of their broad and generalized offerings. Major companies such as IBM, EDS, Bearing Point, Accenture, Booz Allen and others compete for entire content supply chain dollars, though few, if any, focus exclusively on our niche. There are fewer firms, most with lesser capacity, with a narrower strategic focus on the content supply chain, such as Thomas Technology Solutions and RivCom.

        As a provider of outsourced content services and IT professional services, we also compete at times with in-house personnel at existing or prospective clients who may attempt to duplicate our services using in-house personnel.

        Some of our competitors have longer operating histories, significantly greater financial, human, technical and other resources and greater name recognition than we do, and we cannot assure you that we will continue to compete effectively with them. See "Risk Factors."

Employees

        As of November 30, 2004, we employed an aggregate of 87 persons in the United States and Europe and 7,431 persons in five production facilities in the Philippines, one production facility in Sri Lanka, one production facility in India and a technology and tools development center in India. Most of our employees have graduated from at least a two-year college program. Many of our employees hold advanced degrees in law, business, technology, medicine and social sciences.

        We take great pride in our company culture and values, which are extremely service oriented. We have designed processes to foster consistent employee behavior that promotes our clients' successes and delivers dependable outcomes. At the same time, we promote operating efficiencies. Within our IT professional services team, we have assembled what we believe is a highly talented group of technologists. Our culture is non-hierarchical, encouraging the iteration of ideas to address complex technical challenges. We have developed specialized internal software applications to facilitate meaningful communication among employees.

        To retain our qualified personnel, we offer competitive base salaries that are supplemented by results-based incentives. Senior managers are eligible for bonuses and stock options. Our compensation structure is coupled with an extensive benefits package, tailored by region, which can include comprehensive health insurance coverage, paid vacation and holiday leaves, allowances and continuing education programs.

        No employees are currently represented by a labor union, and we believe that our relations with our employees are satisfactory.

Properties

        Our services are primarily performed from our Hackensack, New Jersey headquarters, our Dallas and Austin, Texas offices, and seven overseas facilities, all of which are leased. In addition, we have a technology and tools development facility in Gurgaon, India, which is also leased. The square footage of all our leased properties is approximately 218,000. Rental payments on property leases were approximately $1,700,000 in 2004.

        While we believe that our facilities are adequate for our present needs, we may need to expand our facilities in 2005. In order to prepare for this, we have begun assessing our alternatives.

Legal Proceedings

        The Innodata Employees Association (IDEA), Jomarie Deles and other complainants have sued one of our Philippines subsidiaries, and have purported also to sue us and certain of our officers and directors, in Innodata Philippines Employees Association (IDEA) v Innodata Philippines, Inc. (filed July 27, 2001 at the National Conciliation and Mediation Board of the Philippine Department of Labor and Employment in Manila); Innodata Employees Association (IDEA), Jomarie Deles, et al v. Innodata Philippines, Inc. (filed July 1, 2002 in the National Labor Relations Commission of the Republic of the Philippines in Manila); and in related cases and proceedings filed in the Philippines Supreme Court, the Philippine Court of Appeals and the Philippines Department of Labor and Employment. Complainants seek to require reinstatement of employment and to recover back wages for an allegedly illegal facility closing on June 7, 2002 based on the terms of a collective bargaining agreement with this subsidiary. We have prevailed in substantially all stages of this litigation to date, although several appeals by complainants are still pending. If complainants' claims had merit they could be entitled to back wages of up to $5.0 million for the period from June 7, 2002 to June 6, 2005, consistent with prevailing jurisprudence. After consultation with counsel, we believe that the complainants' claims are without merit and we intend to defend against them vigorously.

        In addition, we are subject to various legal proceedings and claims which arise in the ordinary course of business. While we currently believe that the ultimate outcome of these proceedings will not have a material adverse affect on our financial condition or results of operations, litigation is subject to inherent uncertainties. Were an unfavorable ruling to occur, it could have a material adverse effect on our financial condition and results of operations.

MANAGEMENT

Directors and Officers

        The following table presents information about each of our executive officers and directors as of December 31, 2004:

Name	Age	Position
Jack S. Abuhoff	43	Chairman of the Board of Directors, Chief Executive Officer and President
Todd Solomon	43	Vice Chairman of the Board of Directors
George Kondrach	52	Executive Vice President
Stephen Agress	43	Vice President—Finance
Haig S. Bagerdjian	48	Director
Louise C. Forlenza	55	Director
Charles F. Goldfarb	65	Director
John R. Marozsan	63	Director

        Jack S. Abuhoff has been our President and Chief Executive Officer since September 15, 1997, and a director since our founding in 1988. Mr. Abuhoff has been the Chairman of our board of directors since May 2001. From 1995 to 1997, he was Chief Operating Officer of Charles River Corporation, an international systems integration and outsourcing firm. From 1992 to 1994, Mr. Abuhoff was employed by Chadbourne & Parke LLP, in connection with its joint venture with Goldman Sachs to develop capital projects in China. He practiced international corporate law at White & Case LLP from 1986 to 1992. Mr. Abuhoff holds an A.B. degree in English from Columbia College (1983) and a J.D. degree from Harvard Law School (1986).

        Todd Solomon has been the Vice Chairman of our board of directors and a consultant to us since his resignation as President and Chief Executive Officer on September 15, 1997. He served as our President and one of our directors since our founding by him in 1988, and had been our Chief Executive Officer since August 1995. Mr. Solomon was President of Ruck Associates, an executive recruiting firm, from 1986 to 1987. Mr. Solomon holds an A.B. degree in history and physics from Columbia University (1986).

        George Kondrach has been our Executive Vice President since May 2003. From December 2001 to May 2003, he served as President of Isogen International, LLC, our wholly-owned subsidiary. Mr. Kondrach, who in 1991 co-founded Isogen International, served as its Chairman until April 1999, when it was acquired by DataChannel, Inc. From 1999 until we acquired the Isogen International division of DataChannel, Inc. in December 2001, Mr. Kondrach served in various executive management capacities at DataChannel, Inc., most recently as Senior Vice President of Solutions Architecture. Mr. Kondrach holds a B.S. degree in biology from Southern Methodist University (1975).

        Stephen Agress has been our Vice President—Finance since March 1998. Before that, he served as Corporate Controller since joining us in August 1995. Mr. Agress is a certified public accountant and was a senior audit manager at Deloitte & Touche LLP for more than five years prior to his resignation in 1995. Mr. Agress holds a B.S. degree in accounting from Yeshiva University (1982).

        Haig S. Bagerdjian has served as one of our directors since June 2001. He has also been Chairman of the Board of Point.360 (Nasdaq: PTSX), a provider of video and film asset management services to owners, producers and distributors of entertainment and advertising content, since September 2001.

From 1991 to 2002, Mr. Bagerdjian served in various executive management positions at Syncor International Corporation (Nasdaq: SCOR), an international provider of high-technology healthcare services primarily for radiopharmacy and medical imaging segments of the healthcare industry, including Executive Vice President, President and Chief Executive Officer of Syncor Overseas, Ltd., Chairman and Chief Executive Officer of Syncor Pharmaceuticals, Inc., Chief Legal Officer, and Senior Vice President, Business Development. Mr. Bagerdjian also served as a director of Advanced Machine Vision Corporation (Nasdaq: AMVC) from 1997 until 2001. Mr. Bagerdjian received a B.A. degree in International Relations and Slavic Languages and Literature, and Certificates in Russian Studies, Strategic Defense and National Security, from the University of Southern California (1983) and a J.D. degree from Harvard Law School (1986). He is admitted to the State Bar of California.

        Louise C. Forlenza has served as one of our directors since October 2002. From 1994 to the present, Ms. Forlenza has been providing audit consultancy, management advisory, and tax planning services to a diverse group of corporate clients. From 1987 to 1992, she was the Chief Financial Officer and Chief Operating Officer of Intercontinental Exchange Partners, an international foreign exchange company, and served as a director and as chair of its International Audit Committee. Prior to joining Intercontinental, Ms. Forlenza was Chief Financial Officer of Bierbaum-Martin, a foreign exchange firm. Ms. Forlenza participates actively in various not-for-profit and philanthropic organizations, including as benefit chair for Greenwich Hospital and as Director and Treasurer of The Acting Company, a New York City-based promoter of arts and literacy founded in 1972 by actor John Houseman. Ms. Forlenza also serves on the executive, compensation and finance committees of The Acting Company. She is a certified public accountant and served on the faculty of the accounting department of Iona College from 1981 until 1982. Ms. Forlenza received a B.B.A. degree in Accounting from Iona College (1971).

        Charles F. Goldfarb has served as one of our directors since October 2000. In 1974, he invented SGML (Standard Generalized Markup Language) and later led the team that developed it into the International Standard (ISO 8879) on which the World Wide Web's HTML (HyperText Markup Language) and XML (Extensible Markup Language) are based. Dr. Goldfarb served as Editor of the SGML International Standard for 20 years and is a consultant to developers of SGML and XML applications and products. He is co-author of "The XML Handbook™" and author of "The SGML Handbook.™" Dr. Goldfarb has been profiled in "Forbes," "Web Techniques," "Red Herring" and other publications. He received the Printing Industries of America's Gutenberg Award, and is an Honorary Fellow of the Society for Technical Communication. Dr. Goldfarb earned an A.B. degree from Columbia College (1960) and a J.D. degree from Harvard Law School (1964).

        John R. Marozsan has served as one of our directors since June 2001. In 1999, Mr. Marozsan retired as President, Chief Executive Officer and as a member of the Executive Committee of CCH Incorporated, a leading provider of tax and business law information. He was a member of the board of directors of Wolters Kluwer U.S., of which CCH is a wholly-owned subsidiary, until June 1999. Prior to joining CCH in 1996, Mr. Marozsan was President and Chief Executive Officer of Aspen Publishers, also a Wolters Kluwer U.S. company, since 1986. Before that, he spent 10 years serving in a number of management positions at Aspen Publishers, Inc., including Editor-in-Chief and Publisher. Mr. Marozsan received a B.S. degree in physics from Trenton State College (1967) and an M.A. degree from Harvard University (1970).

        Our executive officers are elected by and serve at the discretion of our board of directors and until their successors have been duly elected and qualified. There are no family relationships among any of our executive officers and directors. Stephen Agress, our Vice President-Finance, is the husband of our Vice President and General Counsel, who is not an executive officer.

Independent Directors

        Our board of directors is comprised of 6 members, of which 4 are classified as independent as defined in the Nasdaq National Market's Marketplace Rule 4200. The four independent directors are Haig S. Bagerdjian, Louise C. Forlenza, Charles F. Goldfarb and John R. Marozsan.

Committees of the Board of Directors

        Our board of directors has an audit committee and a compensation committee, both comprised solely of independent directors.

        Our audit committee makes recommendations concerning the selection of independent auditors to be employed by us, reviews the effectiveness of our internal accounting methods and procedures, considers whether our principal accountant's provision of non-audit services is compatible with maintaining the principal accountant's independence and determines through discussions with the independent auditors whether any instructions or limitations have been placed upon them in connection with the scope of their audit or its implementation. The members of the audit committee are Messrs. Marozsan and Bagerdjian and Ms. Forlenza. Our board of directors has determined that the members of the audit committee are "independent" as defined in the Nasdaq National Market's Marketplace Rule 4200. Our board of directors has also determined that Ms. Forlenza is an audit committee financial expert.

        Our compensation committee makes recommendations to our board of directors regarding the compensation packages for our executive officers, including our Chief Executive Officer. The members of the compensation committee are Messrs. Bagerdjian and Marozsan and Ms. Forlenza. Our board of directors has determined that the members of the compensation committee are "independent" as defined in the Nasdaq National Market's Marketplace Rule 4200.

        We do not have a nominating committee. Due to our size and the resulting efficiency of a board of directors that is also limited in size, as well as the lack of turnover in our directors, our board of directors has determined that it is not necessary or appropriate at this time to establish a nominating committee. Potential directors are reviewed by our entire board of directors, and director nominees are selected by board of directors resolutions subject to the approval of a majority of our independent directors. Although our board of directors has not established any minimum qualifications for director candidates, our board of directors considers such candidate's character, judgment, diversity, skills, including financial literacy, and experience in the context of our needs and those of our board of directors.

        Our by-laws include a procedure whereby our stockholders can nominate director candidates. Our board of directors will consider director candidates recommended by stockholders in a similar manner to those recommended by members of management or other directors, provided the stockholder submitting such nomination has complied with the notice procedures set forth in our by-laws. To date, we have not received any recommended director candidates from any non-management stockholder or group of stockholders that beneficially owns five percent or more of its voting stock.

Compensation of Directors

        Messrs. Bagerdjian and Marozsan and Ms. Forlenza are compensated at the rate of $1,250 per month, plus out-of-pocket expenses for each board of directors meeting they attend. In addition, on November 14, 2003, Messrs. Bagerdjian and Marozsan and Ms. Forlenza were each granted options to purchase 30,000 shares of our common stock at an exercise price of $3.69 per share.

        Dr. Charles F. Goldfarb is compensated at a rate of $1,250 per month, plus out-of-pocket expenses for each board of directors meeting he attends. Dr. Goldfarb also receives $750 per month for additional services he renders to us. In addition, Dr. Goldfarb received approximately $38,562 and

$1,250 in fees for certain special assignments in 2003 and 2002, respectively, and was granted options in 2003 to purchase 90,000 shares of our common stock at an exercise price of $3.69 per share and 30,000 shares of our common stock at an exercise price of $3.26 per share.

        We have an arrangement with Mr. Todd Solomon, our former President and Chief Executive Officer, that provides for a salary of $75,000 per annum. In addition, Mr. Solomon was granted options in 2003 to purchase 30,000 shares of our common stock at an exercise price of $3.69 per share. Mr. Solomon serves as Vice Chairman of our board of directors and in certain consulting and advisory capacities as designated by our Chief Executive Officer or our board of directors.

        Our directors do not receive any compensation for serving on a committee of our board of directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        In May 2001, we entered into an agreement with Mr. Barry Hertz, then the Chairman of our board of directors, pursuant to which Mr. Hertz is to serve as our part-time employee at a salary of $2,000 per month for five years. In addition, we paid Mr. Hertz at that time $400,000 for entering into a six-year non-competition agreement with us.

PRINCIPAL AND SELLING STOCKHOLDERS

        The following table contains information about the beneficial ownership of our common stock before and after our public offering for:

  •
  each of our directors;

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  each of our named executive officers;

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  all directors and executive officers as a group;

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  each stockholder known by us to own beneficially more than 5% of our common stock; and

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  each selling stockholder.

        The percentage of ownership beneficially owned prior to this offering in the following table is based on 22,678,988 shares of common stock outstanding on December 31, 2004.

        Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. Except as indicated by footnote and subject to community property laws where applicable, to our knowledge the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are exercisable as of December 31, 2004 or will become exercisable within 60 days thereafter are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person.

        The selling stockholders are exercising certain stock options held by them in connection with this offering because these options expire in 2005.

        Except as noted below, the address of each person listed on the table is c/o Innodata Isogen, Inc., Three University Plaza, Hackensack, New Jersey 07601.

	Shares Beneficially Owned Prior to Offering (1)		Shares to Be Sold in the Offering (2)	Shares Beneficially Owned After Offering (2)
Name and Address of Beneficial Owner:
	Number	Percent	Number	Number	Percent
Eliot Rose Asset Management, LLC(3) and Gary S. Siperstein 10 Weybosset Street, Suite 401 Providence, RI 02903	1,242,900	5.5%	—	1,242,900	4.3%
Todd Solomon(4)	3,156,538	13.4%	2,404,160	752,378	2.5%
Jack S. Abuhoff(5)	2,632,644	10.5%	1,020,000	1,612,644	5.3%
Charles Goldfarb(6)	108,199	*	—	108,199	*
John R. Marozsan(7)	28,543	*	—	28,543	*
Haig S. Bagerdjian(8)	39,043	*	—	39,043	*
Louise C. Forlenza(9)	11,878	*	—	11,878	*
Stephen Agress(10)	667,850	2.9%	100,000	543,850	1.8%
George Kondrach(11)	206,660	*	—	206,660	*
All directors and executive officers as a group (8 persons)(12)	6,851,355	25.5%	3,524,160	3,303,195	10.3%
Amy Agress(13)	667,850	2.9%	24,000	543,850	1.8%
Ashok Mishra(14)	54,134	*	16,000	38,134	*
Jan Palmen(15)	273,850	1.2%	89,346	184,504	*

*
Represents less than 1% of the outstanding shares.

(1)
For purposes of calculating the number of shares and percentage beneficially owned by each stockholder, we included shares of common stock issuable by us to that stockholder upon the exercise of options which may be exercised within 60 days of December 31, 2004.

(2)
Assumes the exercise by the underwriters of their over-allotment option in full. If the underwriters exercise their over-allotment option in full, there would be outstanding 29,075,828 shares of common stock immediately after the offering.

(3)
Based on a Schedule 13G dated October 8, 2004 filed with the Securities and Exchange Commission.

(4)
Includes currently exercisable options to purchase 928,378 shares of common stock. Mr. Solomon intends to exercise 126,174 of these options in connection with this offering; if the underwriters exercise their over-allotment option in full, Mr. Solomon intends to exercise 49,826 additional options.

(5)
Includes currently exercisable options to purchase 2,496,660 shares of common stock. Mr. Abuhoff intends to exercise 731,245 of these options in connection with this offering; if the underwriters exercise their over-allotment option in full, Mr. Abuhoff intends to exercise 288,755 additional options.

(6)
Includes currently exercisable options to purchase 108,199 shares of common stock.

(7)
Consists of currently exercisable options to purchase 28,543 shares of common stock.

(8)
Includes currently exercisable options to purchase 28,543 shares of common stock.

(9)
Includes currently exercisable options to purchase 9,378 shares of common stock.

(10)
Includes 208,842 shares of common stock held jointly with his wife. Also includes (i) currently exercisable options held by Mr. Agress to purchase 380,504 shares of common stock and (ii) currently exercisable options held by his wife to purchase 78,504 shares of common stock. Mr. Agress disclaims any beneficial ownership in the shares issuable upon the exercise of options held by his wife. Mr. Agress intends to exercise 71,691 of the options held by him in connection with in this offering; if the underwriters exercise their over-allotment option in full, Mr. Agress intends to exercise 28,309 additional options. See footnote 13.

(11)
Includes currently exercisable options to purchase 171,885 shares of common stock.

(12)
Includes currently exercisable options to purchase 4,230,594 shares of common stock. See footnotes 10 and 13.

(13)
Includes 208,842 shares of common stock held jointly with her husband. Also includes (i) currently exercisable options held by Ms. Agress to purchase 78,504 shares of common stock and (ii) currently exercisable options held by her husband to purchase 380,504 shares of common stock. Ms. Agress disclaims any beneficial ownership in the shares issuable upon the exercise of options held by her husband. Ms. Agress intends to exercise 17,206 of the options held by her in connection with this offering; if the underwriters exercise their over-allotment option in full, Ms. Agress intends to exercise 6,794 additional options. See footnote 10.

(14)
Consists of currently exercisable options to purchase 54,134 shares of common stock. Mr. Mishra intends to exercise 11,471 of these options in connection with this offering; if the underwriters exercise their over-allotment option in full, Mr. Mishra intends to exercise 4,529 additional options.

(15)
Consists of currently exercisable options to purchase 273,850 shares of common stock. Mr. Palmen intends to exercise 64,053 of these options in connection with this offering; if the underwriters exercise their over-allotment option in full, Mr. Palmen intends to exercise 25,293 additional options.

DESCRIPTION OF CAPITAL STOCK

        Our authorized capital stock consists of (1) 75,000,000 shares of common stock, par value $0.01 per share, and (2) 4,998,000 shares of preferred stock, par value $0.01 per share, including 1,000 shares of series A preferred stock, 1,000 shares of series B preferred stock. The following summary description of our capital stock is qualified by reference to our Restated Certificate of Incorporation, as amended, and our Amended and Restated By-laws, all of which are incorporated by reference into this prospectus. As of December 31, 2004 there were 22,678,988 fully paid and non-assessable shares of common stock issued and outstanding. In addition, we had outstanding options to purchase 6,004,092 shares of common stock as of December 31, 2004, not including options for a total of 1,021,840 shares that will be exercised in connection with this offering.

Common Stock

        Holders of common stock are entitled to one vote per share for each share held of record on all matters submitted to a vote of stockholders, including the election of directors, and do not have cumulative voting rights. Our by-laws require that only a majority of the issued and outstanding shares of common stock need be represented to constitute a quorum and to transact business at any stockholders' meeting. The holders of common stock are entitled to receive equally on a per share basis such lawful dividends as may be declared by our board of directors. In the event of a liquidation, dissolution or winding up of our business, after payments to creditors and the holders of any senior securities, the holders of common stock will be entitled to receive pro rata all of our remaining assets available for distribution to its stockholders. The common stock has no preemptive, redemption, conversion or subscription rights. All outstanding shares of common stock are fully paid and non-assessable. The shares of common stock to be issued by us in this offering, when issued in consideration of payment, will be fully paid and non-assessable.

Preferred Stock

        Our board of directors is authorized, subject to any limitations prescribed by Delaware law and subject to our certificate of incorporation governing our existing preferred stock, from time to time to issue up to an aggregate of 4,998,000 shares of preferred stock in one or more series. Our board of directors is also authorized, subject to the limitations prescribed by Delaware law and except as to the series A preferred stock and the series B preferred stock, to establish the number of shares to be included in each series and to fix the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of any series, including the dividend rights, dividend rates, conversion rights, voting rights, redemption terms and prices and liquidation preferences of shares constituting any series, as shall be determined by our board of directors in a resolution providing for the issuance of such preferred stock. As a result, the issuance of such preferred stock may adversely affect the voting or other rights of holders of common stock.

        As of December 31, 2004, we had no shares of preferred stock outstanding. We have no current plans to issue preferred stock. However, the issuance of preferred stock or of rights to purchase preferred stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a large majority of our outstanding common stock.

Anti-Takeover Effects of Provisions of Our By-Laws, Delaware Law and Our Stockholders Rights Plan

        Our by-laws, the Delaware General Corporation Law and our stockholders rights plan contain provisions that could discourage, delay or prevent a change in control or an acquisition of our company at a price which many stockholders may find attractive. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of common stock.

By-Laws

        Our by-laws provide that, unless otherwise prescribed by law, only the Chairman of our board of directors, a majority of our board of directors or our Chief Executive Officer is able to call a special meeting of stockholders. Our by-laws also provide that, unless otherwise prescribed by law, stockholder action may be taken only at a duly called and convened annual or special meeting of stockholders, and do not provide for stockholder action to be taken by written consent. All stockholder provisions, taken together, prevent stockholders from forcing consideration by the stockholders of stockholder proposals over the opposition of our board of directors, other than at an annual meeting.

        Our by-laws provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if we are given proper advance notice of the action. This notice procedure affords our board of directors an opportunity to consider the qualifications of proposed director nominees or the merit of stockholder proposals, and, to the extent deemed appropriate by our board of directors, to inform stockholders about such matters. The notice procedure also gives a more orderly procedure for conducting annual meetings of stockholders. Our by-laws do not give our board of directors any power to approve or disapprove stockholder nominations for the election of directors or proposals for action. However, the notice procedure may prevent a contest for the election of directors or the consideration of stockholder proposals. This could deter a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposals if the proper advance notice procedures are not followed, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.

Delaware Law

        We are subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the time that such stockholder became an interested stockholder.

        Section 203 does not apply if:

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  prior to such time, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

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  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  at or subsequent to such time, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

        The application of Section 203 may limit the ability of stockholders to approve a transaction that they may deem to be in their best interests. Section 203 defines "business combination" to include:

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  any merger or consolidation involving the corporation and the interested stockholder;

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  any sale, lease, transfer, pledge or other disposition of 10% or more of the assets of the corporation to or with the interested stockholder;

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  subject to limited exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

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  any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

        In general, Section 203 defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the past three years, and any entity or person associated with, affiliated with or controlling or controlled by such entity or person.

Stockholders Rights Plan

        In December 2002, our board of directors authorized 100,000 shares of our Series C participating preferred stock in connection with the adoption of a stockholder rights plan under which we issued to holders of our common stock rights to purchase our Series C preferred stock. Upon certain triggering events, the holders of these rights may exercise them to purchase our common stock at a price substantially discounted from the market price of our common stock. The stockholder rights plan could generally discourage a merger or tender offer involving our securities that is not approved by our board of directors by prohibitively increasing the cost of effecting this type of transaction and, accordingly, could have an adverse impact on stockholders who might want to vote in favor of a merger or participate in a tender offer.

Limitation of Liability

        Our certificate of incorporation provides that none of our directors or former directors shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except that the limitation shall not eliminate or limit liability for:

  •
  any breach of the individual director's duty of loyalty to us or our stockholders;

  •
  acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  the payment of an unlawful dividend or an unlawful stock purchase or redemption; or

  •
  any transaction from which a director derived an improper personal benefit.

        Our certificate of incorporation and by-laws further provide for the indemnification of our directors and officers to the fullest extent permitted by law. In addition, we have entered into indemnification agreements with our directors and one of our officers that provide for indemnification for liabilities and expenses that they may incur in those capacities.

Stock Transfer Agent

        The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

UNDERWRITING

        The underwriters named below are acting through their representative, Friedman, Billings, Ramsey & Co., Inc. Subject to the terms and conditions contained in the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has agreed to purchase from us, the number of shares set forth opposite its name below. The underwriting agreement provides that the obligation of the underwriters to pay for and accept delivery of our common stock is subject to certain conditions. The underwriters are obligated to take and pay for all shares of our common stock offered (other than those covered by the over-allotment option described below) if any of the shares are taken.

Underwriters	Number of Shares
Friedman, Billings, Ramsey & Co., Inc.
Jefferies & Company, Inc.
Total	7,500,000

        We and some of our existing stockholders have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase up to 1,125,000 additional shares of common stock to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus.

        The following table shows the per share and total underwriting discounts and commissions we and the selling stockholders will pay to the underwriters. The amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 1,125,000 additional shares of our common stock to cover over-allotments.

	Innodata Isogen		Selling Stockholders
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per share $
Total

        The underwriters propose to offer our common stock directly to the public at $    per share and to certain dealers at this price less a concession not in excess of $    per share. The underwriters may allow, and the dealers may reallow, a concession not in excess of $    per share to certain dealers.

        We expect to incur expenses, excluding underwriting fees, of approximately $765,000 in connection with this offering. Additionally, we have agreed to reimburse Friedman, Billings, Ramsey & Co., Inc. for some of its out-of-pocket expenses in connection with this offering.

        Our common stock is listed on the Nasdaq National Market under the symbol "INOD."

        In connection with this offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option.

    The underwriters may close out any covered short position by exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

  •
  Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

  •
  In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

        We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect thereof.

        Subject to certain limitations, our officers and directors (including the selling stockholders) have agreed with the underwriters not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for any shares of our common stock or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of our common stock or such other securities, in cash or otherwise, for a period continuing through the 90th day after the date of this prospectus, except with the prior written consent of Friedman, Billings, Ramsey & Co., Inc. In addition, our officers and directors (including the selling stockholders) have agreed with the underwriters not to make any demand for or exercise any right with respect to, the registration under the Securities Act of 1933, of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock, for a period continuing through the 90th day after the date of this prospectus, except with the prior written consent of Friedman, Billings, Ramsey & Co., Inc. These transfer restrictions do not apply to bona fide gifts, provided the donees agree in writing to be bound by the terms of these transfer restrictions, or sales or purchases of common stock acquired in the open market.

        In addition, we have agreed, for a period continuing through the 90th day after the date of this prospectus, not to, except with the prior written consent of Friedman, Billings, Ramsey & Co., Inc., directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option for the sale of, or otherwise dispose of or transfer (or enter into any transaction or device which is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or file any registration statement under the Securities Act with respect to any of the foregoing or (ii) enter into any swap or other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequences of ownership of the common stock, whether any such swap or transaction described in clause (i) or (ii) above is to be settled by delivery of common stock or such other securities, in cash or otherwise. These restrictions do not apply to the shares to be sold in this offering, any shares issued by us upon the exercise of outstanding options or pursuant to any of our stock option plans or any shares issued by us as consideration for the acquisition of another business or entity.

LEGAL MATTERS

        The legality of the shares of our common stock offered hereby will be passed upon for us by Kramer Levin Naftalis & Frankel LLP, New York, New York. Legal matters will passed upon for the underwriters by Pillsbury Winthrop LLP, New York, New York.

EXPERTS

        The consolidated financial statements of Innodata Isogen, Inc. and its subsidiaries as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 included in this prospectus have been so included and incorporated by reference in this registration statement and prospectus in reliance on the report of Grant Thornton LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. We have filed a registration statement to register with the SEC the shares of our common stock listed in the prospectus. This prospectus does not contain all the information contained in the registration statement and the exhibits to the registration statement. For further information with respect to us or our common stock, we refer you to the registration statement and to the exhibits to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document to which we make reference are not necessarily complete, and in each instance, we refer you to the copy of the contract, agreement or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference. You may read and copy all or any portion of the registration statement or any reports, statements or other information we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. You can receive copies of these documents upon payment of a duplicating fee by writing to the SEC. Our SEC filings, including the registration statement, will also be available to you on the SEC's Internet site at http://www.sec.gov. Our Web site is http://www.innodata-isogen.com. Information contained on our Web site is not a part of this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        Some of the important business and financial information that you may want to consider is not included in this prospectus, but rather is "incorporated by reference" to documents that have been filed by us with the Securities and Exchange Commission, the Commission, pursuant to the Securities Exchange Act of 1934, as amended, the Exchange Act. The information that is incorporated by reference consists of:

  •
  Our Annual Report on Form 10-K for the year ended December 31, 2003;

  •
  Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004;

  •
  Our Current Report on Form 8-K dated and filed with the Commission on January 4, 2005;

  •
  Our Definitive Proxy Statement for the 2004 Annual Meeting of Stockholders dated June 15, 2004;

  •
  The description of our common stock contained in Post-Effective Amendment No. 1 to our Registration Statement No. 33-62012 on Form SB-2 filed with the Commission and effective as of June 21, 1994; and

  •
  The description of rights to purchase preferred shares contained in our Registration Statement on Form 8-A filed with the Commission on December 21, 2004.

        All documents subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of this offering, shall be deemed incorporated by reference into this prospectus and made a part hereof from the date of filing of those documents. Any statement contained in a document incorporated or deemed incorporated by reference into this prospectus shall be deemed modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed incorporated by reference into this prospectus or in any prospectus supplement modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

        We will provide without charge to each person who is delivered a prospectus, on written or oral request, a copy of any or all of the documents incorporated by reference herein (other than exhibits to those documents unless those exhibits are specifically incorporated by reference into those documents). Requests for copies should be directed to Amy R. Agress, Innodata Isogen, Inc., Three University Plaza, Hackensack, New Jersey, 07601, Telephone: (201) 488-1200.

INNODATA ISOGEN, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

	September 30, 2004	December 31, 2003
	Unaudited	Derived from audited financial statements
ASSETS
CURRENT ASSETS:
Cash and equivalents	$16,109	$5,051
Cash and equivalents—restricted	—	1,000
Accounts receivable—net	10,611	8,497
Refundable income taxes	—	1,075
Prepaid expenses and other current assets	1,383	999
Deferred income taxes	307	1,421

Total current assets	28,410	18,043
PROPERTY AND EQUIPMENT—NET	4,860	5,628
OTHER ASSETS	932	800
GOODWILL	675	675

TOTAL	$34,877	$25,146

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued expenses	$2,657	$2,451
Accrued salaries and wages	4,104	2,865
Income and other taxes	1,286	598
Current portion of capital lease obligations	156	146

Total current liabilities	8,203	6,060

DEFERRED INCOME TAXES PAYABLE	1,423	1,410

OBLIGATIONS UNDER CAPITAL LEASE	152	272

STOCKHOLDERS' EQUITY:
Common stock, $.01 par value; authorized 75,000,000 shares; issued 23,142,000 and 22,535,000 shares at September 30, 2004 and December 31, 2003 respectively	231	226
Additional paid-in capital	16,343	15,413
Retained earnings	10,499	3,739

	27,073	19,378
Less: treasury stock—at cost; 584,000 shares	(1,974)	(1,974)

Total stockholders' equity	25,099	17,404

TOTAL	$34,877	$25,146

See notes to unaudited condensed consolidated financial statements

INNODATA ISOGEN, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003
(In thousands, except per share amounts)
(Unaudited)

	2004		2003
REVENUES		$40,438	$25,893

OPERATING COSTS AND EXPENSES:
Direct operating expenses		24,481	19,458
Selling and administrative expenses		7,514	6,561
Bad debt recovery—net		(963)	—
Interest income—net		(13)	(19)

Total		31,019	26,000

INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES		9,419	(107)
PROVISION FOR INCOME TAXES		2,659	152

NET INCOME (LOSS)		$6,760	$(259)

INCOME (LOSS) PER SHARE:
Basic	$	..30	$(.01)

Diluted		$.28	$(.01)

WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic		22,176	21,499

Diluted		24,541	21,499

See notes to unaudited condensed consolidated financial statements

INNODATA ISOGEN, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003
(In thousands)
(Unaudited)

	2004	2003
OPERATING ACTIVITIES:
Net income (loss)	$6,760	$(259)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	3,042	3,325
Non-cash compensation	44	650
Deferred income taxes	1,127	(189)
Changes in operating assets and liabilities:
Accounts receivable	(2,114)	(3,945)
Refundable income taxes	1,075	416
Prepaid expenses and other current assets	(937)	(988)
Other assets	(182)	206
Accounts payable and accrued expenses	206	327
Accrued salaries and wages	1,239	548
Income and other taxes	909	131

Net cash provided by operating activities	11,169	222

INVESTING ACTIVITIES:
Capital expenditures	(1,671)	(1,785)
Restricted cash	1,000	(1,000)

Net cash used in investing activities	(671)	(2,785)

FINANCING ACTIVITIES:
Payment of obligations under capital lease	(110)	(14)
Short-term borrowings	—	1,000
Proceeds from exercise of stock options	670	88

Net cash provided by financing activities	560	1,074

INCREASE (DECREASE) IN CASH	11,058	(1,489)
CASH AND EQUIVALENTS, BEGINNING OF PERIOD	5,051	7,255

CASH AND EQUIVALENTS, END OF PERIOD	$16,109	$5,766

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$11	$2

Income taxes	$616	$23

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of property and equipment utilizing capital leases	$—	$467

See notes to unaudited condensed consolidated financial statements

INNODATA ISOGEN, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003
(Unaudited)

1.
Innodata Isogen, Inc. and subsidiaries (the "Company") is a leading provider of business services that help organizations create, manage, use and distribute information more effectively and economically. The Company provides outsourced content services and content-related information technology (IT) professional services. The Company's outsourced content services focus on fabrication services and knowledge services. Fabrication services include digitization and data conversion services, content creation and XML services. Knowledge services include content enhancement, hyperlinking, indexing and general editorial services. The Company's IT professional services focus on the design, implementation, integration and deployment of systems used to author, manage and distribute content. The consolidated financial statements include the accounts of Innodata Isogen, Inc. and its subsidiaries, all of which are wholly owned. All intercompany transactions and balances have been eliminated in consolidation.

In the opinion of the Company, the accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the financial position as of September 30, 2004, the results of operations for the nine months ended September 30, 2004 and 2003, and the cash flows for the nine months ended September 30, 2004 and 2003. The results of operations for the nine months ended September 30, 2004 and 2003 are not necessarily indicative of results that may be expected for any other interim period or for the full year.

These financial statements should be read in conjunction with the financial statements and notes thereto for the year ended December 31, 2003 included in the Company's Annual Report on Form 10-K for that year. The accounting policies used in preparing these financial statements are the same as those described in the December 31, 2003 financial statements.

2.
An analysis of the changes in each caption of stockholders' equity for the nine months ended September 30, 2004 and 2003 (in thousands) is as follows.

	Common Stock
			Additional Paid-in Capital	Retained Earnings	Treasury Stock
	Shares	Amount				Total
January 1, 2004	22,535	$226	$15,413	$3,739	$(1,974)	$17,404
Net income	—	—	—	6,760	—	6,760
Issuance of common stock upon exercise of stock options	607	5	665	—	—	670
Tax benefit from exercise of options	—	—	221	—	—	221
Non-cash compensation	—	—	44	—	—	44

September 30, 2004	23,142	$231	$16,343	$10,499	$(1,974)	$25,099

	Common Stock
			Additional Paid-in Capital	Retained Earnings	Treasury Stock
	Shares	Amount				Total
January 1, 2003	22,046	$220	$14,084	$3,264	$(1,999)	$15,569
Net loss	—	—	—	(259)	—	(259)
Issuance of common stock upon exercise of stock options	249	3	132	—	(47)	88
Tax benefit from exercise of options	—	—	3	—	—	3
Non-cash compensation	—	—	650	—	—	650

September 30, 2003	22,295	$223	$14,869	$3,005	$(2,046)	$16,051

3.
Basic income (loss) per share is based on the weighted average number of common shares outstanding without consideration of potential common stock. Diluted income (loss) per share is based on the weighted average number of common and potential common shares outstanding. The difference between weighted average common shares outstanding and diluted shares outstanding represents the dilutive effect of outstanding options. Options to purchase 1.4 and 2.7 million shares of common stock at September 30, 2004 and 2003, respectively, were outstanding but not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares and therefore, the effect would have been antidilutive. In addition, for the nine months ended September 30, 2003, diluted net loss per share does not include 999,000 potential common shares derived from stock options because they are antidilutive.

The basis of the earnings (loss) per share computation for the nine months ended September 30, 2004 and 2003 (in thousands, except per share amounts) is as follows:

	Nine Months
	2004	2003
Net income (loss)	$6,760	$(259)

Weighted average common shares outstanding	22,176	21,499
Dilutive effect of outstanding options	2,365	—

Adjusted for dilutive computation	24,541	21,499

Basic income (loss) per share	$.30	$(.01)

Diluted income (loss) per share	$.28	$(.01)

4.
The Company has various stock-based employee compensation plans, which it accounts for under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. In general, no stock-based employee compensation cost is reflected in the results of operations, unless options granted under such plans have an exercise price less than the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation to stock-based employee compensation.

	Nine months ended September 30,
	2004		2003
Net income (loss) as reported		$6,760	$(259)
Deduct: Total stock-based employee compensation determined under fair value based method, net of related tax effects		(2,033)	(2,753)
Add: Compensation expense included in the determination of net income as reported, net of related tax effects, related to the extension of stock options		—	455

Pro forma net income (loss)		$4,727	$(2,557)

Income (loss) per share:
Basic—as reported		$.30	$(.01)

Basic—pro forma		$.21	$(.12)

Diluted—as reported	$	..28	$(.01)

Diluted—pro forma		$.19	$(.12)

5.
The Company's operations are classified into two reporting segments: (1) outsourced content services and (2) IT professional services. The outsourced content services segment focuses on fabrication services and knowledge services. Fabrication services include digitization and data conversion services, content creation and XML services. Knowledge services include content enhancement, hyperlinking, indexing and general editorial services. The IT professional services segment focuses on the design, implementation, integration and deployment of systems used to author, manage and distribute content.

Commencing October 1, 2003, the Company unified its selling and related activities for its outsourced content and IT professional services segments. As such, selling and corporate administrative costs are not segregated by, nor are they allocated to, operating segments. The income (loss) before income taxes, by operating segment for the 2003 period, have been reclassified for comparative purposes.

	Nine Months Ended September 30,
	2004	2003
	(in thousands)
Revenues
Outsourced content services	$31,575	$21,489
IT professional services	8,863	4,404

Total consolidated	$40,438	$25,893

Income (loss) before income taxes
Outsourced content services	$11,645	$4,643
IT professional services	4,484	1,792
Selling and corporate administration	(6,710)	(6,542)

Total consolidated	$9,419	$(107)

	September 30, 2004	December 31, 2003
	(in thousands)
Total assets
Outsourced content services	$13,935	$12,330
IT professional services	3,505	3,533
Corporate (includes corporate cash)	17,437	9,283

Total consolidated	$34,877	$25,146

One client, comprising multiple entities and divisions worldwide, accounted for 23% and 36% of the Company's revenues for the nine months ended September 30, 2004 and 2003, respectively. A second client accounted for 29% of the Company's revenues for the nine months ended September 30, 2004.

6.
The Company has a $5 million line of credit pursuant to which it may borrow up to 80% of eligible accounts receivable at the bank's alternate base rate plus 1/2% or LIBOR plus 3%. The line, which expires in May, 2005, is secured by the Company's accounts receivable. The Company has not borrowed under its credit line in 2004.

7.
In the nine months ended September 30, 2004, the provision for income taxes as a percentage of income before income taxes was 28%, which is lower than the U.S. Federal statutory rate principally due to certain overseas income which is neither subject to foreign income taxes because of tax holidays granted to the Company, nor subject to tax in the U.S. unless repatriated. In the nine months ended September 30, 2003, the provision for income taxes is primarily a result of taxable income attributable to certain expenses not deductible for income tax purposes, and to the taxability of income in certain state and foreign tax jurisdictions.

8.
In January 2004, the Company signed a settlement agreement and received $1.0 million cash from a former client as full satisfaction of a $2.6 million remaining outstanding balance that the Company had fully written off as a bad debt in 2001. The $1.0 million receipt, net of $37,000 in recovery costs, is reflected as bad debt recovery income in the statement of operations for the nine months ended September 30, 2004.

9.
In the third quarter 2004, the Company granted options to an officer to purchase 100,000 shares of its common stock at $3.75 per share and to employees to purchase 114,000 shares of its common stock at prices ranging between $3.60 and $3.75 per share.

In the second quarter 2003, the Company extended the expiration date of options granted to certain officers, directors and employees, substantially all of which were vested, to purchase 315,000, 566,000, 522,000 and 133,000 shares of its common stock at $.47, $.50, $.67 and $2.00, respectively. In connection with the extension, the option holders agreed not to sell shares of stock acquired upon exercise of the extended options for designated periods of time ending between September, 2004 and March, 2005. In connection with this transaction, compensation expense of approximately $650,000 was recorded in the second quarter of 2003 based upon the difference between the exercise price and the market price of the underlying common stock on the date the options were extended. Such compensation expense is included as a component of selling and administrative expenses for the nine months ended September 30, 2003.

10.
During the nine months ended September 30, 2003, the Company entered into a three year lease for certain equipment located in one of its Philippine facilities. The equipment was capitalized at its fair market value of approximately $641,000, which represented the present value of the minimum lease payments plus trade-in value of exchanged equipment of $175,000. The loss on such trade-in approximated $58,000.

11.
In connection with the cessation of all operations at certain foreign subsidiaries, certain former employees have filed various actions against one of the Company's Philippine subsidiaries, and have purported to also sue the Company and certain of its officers and directors, seeking to require reinstatement of employment and to recover back wages for an allegedly illegal facility closing on June 7, 2002 based on the terms of a collective bargaining agreement with this subsidiary. The Company has prevailed in substantially all stages of this litigation to date, although several appeals by complainants are still pending. If the complaintants' claims had merit, they could be entitled to back wages of up to $5.0 million for the period from June 7, 2002 to June 6, 2005, consistent with prevailing jurisprudence. Based upon consultation with legal counsel, management believes the claims are without merit and is defending against them vigorously.

In addition, the Company is subject to various legal proceedings and claims which arise in the ordinary course of business.

While management currently believes that the ultimate outcome of all these proceedings will not have a material adverse effect on the Company's financial position or overall trends in results of operations, litigation is subject to inherent uncertainties. Were an unfavorable ruling to occur, there exists the possibility of a material adverse impact on the operating results of the period in which the ruling occurs. In addition, the estimate of potential impact on the Company's financial position or overall results of operations for the above legal proceedings could change in the future.

12.
The Company's production facilities are located in the Philippines, India and Sri Lanka. To the extent that the currencies of these countries fluctuate, the Company is subject to risks of changing costs of production after pricing is established for certain customer projects. However, most significant contracts contain provisions for price renegotiation.

13.
The Company is obligated under certain circumstances to indemnify directors and certain officers against costs and liabilities incurred in actions or threatened actions brought against such individual because such individual acted in the capacity of director and/or officer of the Company. In addition, the Company has contracts with certain clients pursuant to which the Company has agreed to indemnify the client for certain specified and limited claims. These indemnification obligations are in the ordinary course of business and, in many cases, do not include a limit on maximum potential future payments. As of September 30, 2004, the Company is not aware of liability for any obligations arising as a result of these indemnifications.

14.
In August 2004, the Internal Revenue Service ("IRS") promulgated regulations, effective August 12, 2004, that treat certain of the Company's subsidiaries that are incorporated in foreign jurisdictions and also domesticated as Delaware limited liability companies as U.S. corporations for U.S. federal income tax purposes. In the preamble to such regulations, the IRS expressed its view that dual registered companies described in the preceding sentence are also treated as U.S. corporations for U.S. federal income tax purposes for periods prior to August 12, 2004. Notwithstanding this view, the Company believes that its historic treatment of these subsidiaries as not having been required to pay taxes in the United States for the period prior to August 12, 2004 is correct, and intends to vigorously defend its treatment if challenged. As such, the Company has made no provision for U.S. taxes in its financial statements for these entities for the periods prior to August 12, 2004. However, if challenges by the IRS were ultimately successful, the Company's potential U.S. federal income tax liability could approximate $2.5 million, excluding interest and potential penalties. Furthermore, the Company cannot be assured that the IRS will not assert other positions with respect to the foregoing matters that, if successful, could increase materially the Company's liability for U.S. federal income taxes.

In December 2004, the Company effected certain filings in Delaware to ensure that these subsidiaries will not be treated as U.S. corporations for U.S. federal income tax purposes as of the date of filing and as such, will not be subject to U.S federal income taxes commencing January 1, 2005.

15.
On December 16, 2004 the FASB published FASB Statement No. 123 (revised 2004), Share-Based Payment. Statement 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. Statement 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Statement 123(R) replaces FASB Statement No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. The Company will be required to apply Statement 123(R) as of the first interim reporting period that begins after June 15, 2005. The Company is in the process of evaluating the impact of this statement on its financial position and results of operations.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Innodata Isogen, Inc.

        We have audited the accompanying consolidated balance sheets of Innodata Isogen, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Innodata Isogen, Inc. and subsidiaries as of December 31, 2003 and 2002, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

        We have also audited Schedule II for each of the three years in the period ended December 31, 2003. In our opinion, this schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information therein.

/s/ Grant Thornton LLP
New York, New York March 11, 2004

INNODATA ISOGEN, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2003 AND 2002
(Dollars in Thousands)

	2003	2002
ASSETS
CURRENT ASSETS:
Cash and equivalents	$5,051	$7,255
Cash and equivalents—restricted	1,000	—
Accounts receivable—net of allowance for doubtful accounts of $1,219 in 2003 and $1,254 in 2002	8,497	3,253
Prepaid expenses and other current assets	999	706
Refundable income taxes	1,075	1,491
Deferred income taxes	1,421	1,501

Total current assets	18,043	14,206
PROPERTY AND EQUIPMENT—NET	5,628	6,707
OTHER ASSETS	800	1,109
GOODWILL	675	675

TOTAL	$25,146	$22,697

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	$1,299	$647
Accrued expenses	1,152	2,008
Accrued salaries and wages	2,865	2,526
Income and other taxes	598	455
Current portion of capital lease obligations	146	—

Total current liabilities	6,060	5,636

DEFERRED INCOME TAXES	1,410	1,492

OBLIGATIONS UNDER CAPITAL LEASE	272	—

COMMITMENTS AND CONTINGENT LIABILITIES
STOCKHOLDERS' EQUITY:
Common stock, $.01 par value—authorized 75,000,000 shares; issued—22,535,000 shares in 2003 and 22,046,000 shares in 2002	226	220
Additional paid-in capital	15,413	14,084
Retained earnings	3,739	3,264

	19,378	17,568
Less: treasury stock—at cost; 584,000 and 610,000 shares in 2003 and 2002, respectively	(1,974)	(1,999)

Total stockholders' equity	17,404	15,569

TOTAL	$25,146	$22,697

See notes to consolidated financial statements

INNODATA ISOGEN, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 2003, 2002 and 2001
(In thousands, except per share amounts)

	2003		2002	2001
REVENUES		$36,714	$36,385		$58,278

OPERATING COSTS AND EXPENSES
Direct operating costs		27,029	32,005		44,354
Selling and administrative expenses		8,898	10,038		8,337
Provision for doubtful accounts		—	—		2,942
Restructuring costs and asset impairment		—	244		865
Interest expense		9	29		9
Interest income		(30)	(89)		(216)

Total		35,906	42,227		56,291

INCOME (LOSS) BEFORE PROVISION FOR (BENEFIT FROM) INCOME TAXES		808	(5,842)		1,987
PROVISION FOR (BENEFIT FROM) INCOME TAXES		333	(677)		639

NET INCOME (LOSS)		$475	$(5,165)		$1,348

BASIC INCOME (LOSS) PER SHARE	$	..02	$(.24)	$	..06

DILUTED INCOME (LOSS) PER SHARE	$	..02	$(.24)	$	..05

See notes to consolidated financial statements

INNODATA ISOGEN, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2003, 2002 and 2001
(In thousands)

	Common Stock
			Additional Paid-in Capital	Retained Earnings	Treasury Stock
	Shares	Amount				Total
January 1, 2001	21,688	$217	$12,239	$7,081	$(221)	$19,316
Net income	—	—	—	1,348	—	1,348
Issuance of common stock upon exercise of stock options	605	6	384	—	—	390
Purchase of treasury stock	—	—	—	—	(1,639)	(1,639)
Retirement of treasury stock	(577)	(6)	(215)	—	221	—
Income tax benefit from exercise of stock options	—	—	947	—	—	947

December 31, 2001	21,716	217	13,355	8,429	(1,639)	20,362
Net loss	—	—	—	(5,165)	—	(5,165)
Issuance of common stock upon exercise of stock options	318	3	107	—	—	110
Purchase of treasury stock	—	—	—	—	(360)	(360)
Non-cash compensation	12	—	523	—	—	523
Income tax benefit from exercise of stock options	—	—	99	—	—	99

December 31, 2002	22,046	220	14,084	3,264	(1,999)	15,569
Net income	—	—	—	475	—	475
Issuance of common stock upon exercise of stock options	515	6	565	—	—	571
Retirement of treasury stock	(26)	—	(25)	—	25	—
Income tax benefit from exercise of stock options	—	—	132	—	—	132
Non-cash compensation	—	—	657	—	—	657

December 31, 2003	22,535	$226	$15,413	$3,739	$(1,974)	$17,404

See notes to consolidated financial statements

INNODATA ISOGEN INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2003, 2002 and 2001
(In thousands)

	2003	2002	2001
OPERATING ACTIVITIES:
Net income (loss)	$475	$(5,165)	$1,348
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	4,528	5,228	4,790
Non-cash compensation	657	523	—
Provision for doubtful accounts	—	—	2,942
Loss on disposal of fixed assets	147	—	—
Tax benefit from exercise of stock options	132	99	947
Restructuring costs and asset impairment	—	244	865
Deferred income taxes	(2)	30	(463)
Changes in operating assets and liabilities, net of acquisition:
Accounts receivable	(5,244)	4,593	(3,913)
Prepaid expenses and other current assets	(947)	(680)	545
Refundable income taxes	416	(982)	(509)
Other assets	242	894	(723)
Accounts payable	652	(811)	(907)
Accrued expenses	(856)	601	365
Accrued salaries and wages	339	(1,244)	(71)
Income and other taxes	143	(280)	(376)

Net cash provided by operating activities	682	3,050	4,840

INVESTING ACTIVITIES:
Increase in restricted cash	(1,000)	—	—
Capital expenditures	(2,408)	(1,162)	(5,568)
Payments in connection with acquisition	—	—	(796)

Net cash used in investing activities	(3,408)	(1,162)	(6,364)

FINANCING ACTIVITIES:
Payments of obligations under capital lease	(49)	—	—
Payment of acquisition notes	—	(650)	—
Proceeds from exercise of stock options	571	110	390
Purchase of treasury stock	—	(360)	(1,639)

Net cash provided by (used in) financing activities	522	(900)	(1,249)

(DECREASE) INCREASE IN CASH AND EQUIVALENTS	(2,204)	988	(2,773)
CASH AND EQUIVALENTS, BEGINNING OF YEAR	7,255	6,267	9,040

CASH AND EQUIVALENTS, END OF YEAR	$5,051	$7,255	$6,267

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:
Income taxes	$417	$261	$1,513
Interest expense	$23	$29	$—
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of equipment utilizing capital leases	$467	$—	$—

See notes to consolidated financial statements

INNODATA ISOGEN, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003, 2002 and 2001

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Business and Basis of Presentation—Innodata Isogen, Inc. and subsidiaries (the "Company"), which on November 14, 2003 changed its name from Innodata Corporation to Innodata Isogen, Inc., is a leading provider of digital asset services and solutions. The Company's solutions encompass both the manufacture of content (for which the Company provides services such as digitization, imaging, data conversion, XML and markup services, metadata creation, advanced classification services, editorial and knowledge services) as well as the design, implementation, integration and deployment of the systems used to manage content (for which the Company provides custom application development, consulting and training.) through offices located both in the U.S. and Asia. The consolidated financial statements include the accounts of Innodata Isogen, Inc. and its subsidiaries, all of which are wholly owned. All intercompany transactions and balances have been eliminated in consolidation.

        Use of Estimates—In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Revenue Recognition—Revenue for content manufacturing and outsourcing services is recognized in the period in which services are performed and delivered.

        The company recognizes revenues from custom application and systems integration development which requires significant production, modification or customization of software in accordance with Statement of Position ("SOP") No. 97-2 "Software Revenue Recognition" and SOP No. 81-1 "Accounting for Performance of Construction—Type and Certain Production—Type Contracts". Revenue for such services billed under fixed fee arrangements is recognized using the percentage-of-completion method under contract accounting as services are performed or output milestones are reached. The percentage completed is measured either by the percentage of labor hours incurred to date in relation to estimated total labor hours or in consideration of achievement of certain output milestones, depending on the specific nature of each contract. For arrangements in which percentage-of completion accounting is used, the Company records cash receipts from customers and billed amounts due from customers in excess of recognized revenue as billings in excess of revenues earned on contracts in progress (which is included in accounts receivable). Revenue for contracts billed on a time and materials basis is recognized as services are performed.

        Foreign Currency—The functional currency for the Company's production operations located in the Philippines, India and Sri Lanka is U.S. dollars. As such, transactions denominated in Philippine pesos, Indian and Sri Lanka rupees were translated to U.S. dollars at rates which approximate those in effect on transaction dates. Monetary assets and liabilities denominated in foreign currencies at December 31, 2003 and 2002 were translated at the exchange rate in effect as of those dates. Exchange losses resulting from such transactions totaled approximately $9,000 and $59,000 in 2003 and 2002, respectively. Exchange gains in 2001 resulting from such transactions totaled $75,000.

        Statement of Cash Flows—For financial statement purposes (including cash flows), the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Supplemental disclosure of non-cash investing activities in 2001 (in thousands) is as follows:

Acquisition costs	$1,514
Acquisition notes issued	(650)
Other amounts payable	(68)

Payments in connection with acquisition	$796

        Depreciation—Property and equipment is depreciated on the straight-line method over the estimated useful lives of the related assets, which is generally two to five years. Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or the lives of the leases. The Company makes estimates regarding the useful lives of these assets and any changes in actual lives could result in material changes in the net book value of these assets. The Company evaluates the recoverability of long-lived assets whenever adverse events or changes in business climate indicate that the expected undiscounted future cash flows from the related asset may be less than previously anticipated. If the net book value of the related asset exceeds the undiscounted future cash flows of the asset, the carrying amount would be reduced to the present value of its expected future cash flows and an impairment loss would be recognized. This analysis requires the Company to make significant estimates and assumptions, and changes in facts and circumstances could result in material changes in the carrying value of the assets and the related depreciation expense.

        Goodwill and Other Intangible Assets—Statement of Financial Accounting Standard ("SFAS") 142 requires that goodwill be tested for impairment at the reporting unit level (segment or one level below a segment) on an annual basis and between annual tests in certain circumstances. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

        Income Taxes—Deferred taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates, as well as any net operating loss or tax credit carryforwards expected to reduce taxes payable in future years. A valuation allowance is provided when it is more likely than not that some or all of a deferred tax asset will not be realized. Unremitted earnings of foreign subsidiaries have been included in the consolidated financial statements without giving effect to the United States taxes that may be payable on distribution to the United States to the extent such earnings are not anticipated to be remitted to the United States.

        Accounting for Stock-Based Compensation—At December 31, 2003, the Company has various stock-based employee compensation plans, which are described more fully in Note 7. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. In general, no stock-based employee compensation cost is reflected in the results of operations, unless options granted under such plans have an exercise price less than the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	Year Ended December 31,
	2003	2002	2001
	(in thousands, except per share amounts)
Net income (loss), as reported	$475	$(5,165)	$1,348
Deduct: Total stock-based employee compensation determined under fair value based method, net of related tax effects	(3,193)	(2,315)	(2,185)
Add: Compensation expense included in the determination of net income as reported, net of related tax effects, related to the extension of stock options.	455	318	—

Pro forma net (loss) income	$(2,263)	$(7,162)	$(837)

Income (loss) per share:
Basic—as reported	$.02	$(.24)	$.06

Basic—pro forma	$(.10)	$(.33)	$(.04)

Diluted—as reported	$.02	$(.24)	$.05

Diluted—pro forma	$(.10)	$(.33)	$(.04)

        Fair Value of Financial Instruments—The Company has estimated the fair value of financial instruments using available market information and other valuation methodologies in accordance with SFAS No. 107, "Disclosures About Fair Value of Financial Instruments." Management of the Company believes that the fair value of financial instruments for which estimated fair value has not been specifically presented, primarily cash and accounts receivable, is not materially different than the related carrying value. Determinations of fair value are based on subjective data and significant judgment relating to timing of payments and collections and the amounts to be realized. Different assumptions and/or estimation methodologies might have a material effect on the fair value estimates. Accordingly, the estimates of fair value are not necessarily indicative of the amounts the Company would realize in a current market exchange.

        Accounts Receivable—The majority of the Company's accounts receivable are due from secondary publishers and information providers. The Company establishes credit terms for new clients based upon management's review of their credit information and project terms, and performs ongoing credit evaluations of its customers, adjusting credit terms when management believes appropriate based upon payment history and an assessment of their current credit worthiness. The Company records an allowance for doubtful accounts for estimated losses resulting from the inability of its clients to make required payments. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company's previous loss history, the client's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes-off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts. While credit losses have generally been within expectations and the provisions established, the Company cannot guarantee that credit loss rates in the future will be consistent with those experienced in the past. In addition, there is credit exposure if the financial condition of one of the Company's major clients were to deteriorate. In the event that the financial condition of the Company's clients were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be necessary.

        Income (Loss) Per Share—Basic earnings per share is based on the weighted average number of common shares outstanding without consideration of potential common stock. Diluted earnings per share is based on the weighted average number of common and, if dilutive, potential common shares outstanding. The calculation takes into account the shares that may be issued upon exercise of stock options, reduced by the shares that may be repurchased with the funds and tax benefits received from the exercise, based on average prices during the year.

        Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity—In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS No. 150"). SFAS No. 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not impact the Company's Consolidated Financial Statements.

        Consolidation of Variable Interest Entities—In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN No. 46"). FIN No.46 explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. In December, 2003, the FASB issued FIN 46R which clarifies and modifies certain provisions of FIN 46. The Company has evaluated FIN No. 46 and determined that this interpretation did not have any impact on the Company's Consolidated Financial Statements as the Company has no variable interest entities.

2.    PROPERTY AND EQUIPMENT

        Property and equipment, stated at cost less accumulated depreciation and amortization (in thousands), consist of the following:

	December 31,
	2003	2002
Equipment	$14,608	$16,136
Furniture and office equipment	820	1,037
Leasehold improvements	2,342	2,314

Total	17,770	19,487
Less accumulated depreciation and amortization	12,142	12,780

	$5,628	$6,707

        As of December 31, 2003 and 2002, the net book value of property and equipment located at the Company's production facilities in the Philippines, India, and Sri Lanka was approximately $4,766,000 and $6,361,000, respectively.

        In 2003, the Company entered into a three year lease for certain equipment located in one of its Philippine facilities. The equipment was capitalized at its fair market value of approximately $641,000, which represented the present value of the minimum lease payments plus trade-in value of exchanged equipment of $175,000. The loss on such trade-in approximated $58,000.

3.    ACQUISITION

        As of December 1, 2001, the Company acquired the operating assets, and assumed certain designated liabilities, of the ISOGEN International operating division of DataChannel, Inc. ISOGEN International ("ISOGEN") helps clients across a variety of industries with the design, architecture, implementation, integration and deployment of the systems that they use to manage information. It specializes in consulting and training in the knowledge-processing technologies of XML (Extensible Markup Language), SGML (Standard Generalized Markup Language), and other standards.

        The purchase price, including acquisition costs, consisted of $796,000 in cash, two acquisition promissory notes, each for $325,000, plus an additional $68,000 payable September 30, 2002 subject to realization of certain events. The promissory notes accrued interest at a rate of 7% per annum, and were paid in 2002.

4.    INCOME TAXES

        The significant components of the provision for (benefit from) income taxes (in thousands) are as follows:

	2003	2002	2001
Current income tax expense (benefit):
Foreign	$29	$97	$(7)
Federal	230	(827)	906
State and local	76	23	203

	335	(707)	1,102
Deferred income tax expense (benefit) provision	(2)	30	(463)

Provision for (benefit from) income taxes	$333	$(677)	$639

        Reconciliation of the U.S. statutory rate with the Company's effective tax rate is summarized as follows:

	2003	2002	2001
Federal statutory rate	35.0%	(35.0)%	35.0%
Effect of:
State income taxes (net of federal tax benefit)	5.9	0.6	1.8
Foreign source losses for which no tax benefit is available	7.3	23.8	—
Effect of foreign tax holiday, net of foreign income not deemed permanently reinvested	(24.0)	(3.4)	(5.3)
Foreign taxes	7.6	—	0.9
Non deductible compensation	5.9	—	—
Other	3.5	2.4	(0.2)

Effective rate	41.2%	(11.6)%	32.2%

        As of December 31, 2003 and 2002, the composition of the Company's net deferred income taxes (in thousands) is as follows:

	2003	2002
Deferred income tax assets:
Allowances not currently deductible	$1,358	$1,435
Depreciation and amortization	114	230
Equity compensation not currently deductible	348	150
Expenses not deductible until paid	63	66

	1,883	1,881

Deferred income tax liabilities:
Foreign source income, not taxable until repatriated	(1,872)	(1,872)

Net deferred asset	$11	$9

Net deferred income tax asset—current	$1,421	$1,501
Net deferred income tax liability—non-current	(1,410)	(1,492)

Net deferred income tax asset	$11	$9

5.    COMMITMENTS AND CONTINGENT LIABILITIES

        Line of Credit—The Company has $1 million line of credit with a bank, which is secured by a $1 million certificate of deposit. Interest is charged at the bank's alternate base rate (4% at December 31, 2003). The line expires on May 31, 2004.

        Leases—The Company is obligated under various operating lease agreements for office and production space. Certain agreements contain escalation clauses and requirements that the Company pay taxes, insurance and maintenance costs. The lease agreements for production space in most overseas facilities, which expire through 2010, contain provisions pursuant to which the Company may cancel the leases upon three months notice, generally subject to forfeiture of security deposit. The annual rental for the cancelable leased space is approximately $1,000,000. For the years ended December 31, 2003, 2002 and 2001, rent expense for office and production space totaled approximately $1,700,000, $2,100,000 and $1,900,000, respectively.

        In addition, the Company leases certain equipment under short-term operating lease agreements. For the years ended December 31, 2003, 2002 and 2001, rent expense for equipment totaled approximately $36,000, $46,000 and $400,000, respectively.

        At December 31, 2003, future minimum annual rental commitments on non-cancelable leases (excluding operating leases with terms less than one year) (in thousands) are as follows:

Leases	Operating Leases	Capital
2004	$600	$171
2005	587	171
2006	585	115
2007	579	—
2008	611	—
Thereafter	855	—

	$3,817	457

Less: Amounts representing interest (7% per annum)		39

Present value of minimum lease payments		$418

        Litigation and Foreign Tax Assessments—In connection with the cessation of all operations at certain foreign subsidiaries (Note 10), certain former employees have filed various illegal dismissal actions in the Philippines seeking, among other remedies, reinstatement of employment, payment of back wages and damages approximating one million dollars. Outside counsel has advised management that under the circumstances, the Company is not legally obligated to pay severance to such terminated employees. Based upon the advice of counsel, management believes the actions are substantially without merit and intends to defend the actions vigorously.

        In addition, one of the foreign subsidiaries which ceased operations has been presented with a tentative tax assessment by the Philippine Bureau of Internal Revenue for an amount approximating $400,000, plus applicable interest and penalties. Management believes the tentative assessment is principally without substance and any amounts that might ultimately be paid in settlement (which is not expected to be material) have been accrued.

        In addition, the Company is subject to various legal proceedings and claims which arise in the ordinary course of business.

        While management currently believes that that ultimate outcome of all these proceedings will not have a material adverse effect on the Company's financial position or overall trends in results of operations, litigation is subject to inherent uncertainties. Were an unfavorable ruling to occur, there exists the possibility of a material adverse impact on the operating results of the period in which the ruling occurs. In addition, the estimate of potential impact on the Company's financial position or overall results of operations for the above legal proceedings could change in the future.

        Foreign Currency—The Company's production facilities are located in the Philippines, India and Sri Lanka. To the extent that the currencies of these countries fluctuate, the Company is subject to risks of changing costs of production after pricing is established for certain customer projects. However, most significant contracts contain provisions for price renegotiation.

        Employment Agreements—On January 1, 2004, the Company entered into a four year employment agreement with the co-founder of ISOGEN to serve as Executive Vice President of the Company. Pursuant to the agreement, he will be compensated at a rate of $250,000 per annum for the first year, subject to annual review for discretionary annual increases thereafter, and will be eligible to receive an annual cash bonus, the amount of which will be based upon meeting certain goals. In addition, on November 10, 2003, he was granted an option to purchase 200,000 shares of the Company's common stock at $3.35 per share. In connection with his previous employment agreement, in 2002 the executive was granted an option to purchase 150,000 shares of the Company's common stock at $4.00 per share, and was issued 11,587 unregistered shares of the Company's common stock. Compensation expense of approximately $10,000 was recorded in the year ended December 31, 2002 as selling and administrative expenses pursuant to the stock issuance.

        In May 2001, the Company entered into an agreement with its then Chairman of the Board pursuant to which he will continue to serve as a part-time employee at a salary of $2,000 per month for five years. In addition, the Company paid him $400,000 in exchange for a six year non-compete agreement, which is included in other assets and is being amortized over the term of the agreement. On December 31, 2003, the unamortized balance was $222,000.

        Philippine Pension Requirement—The Philippine government enacted legislation requiring businesses to provide a lump-sum pension payment to employees working at least five years and who are employed by the Company at age 60. Those eligible employees are to receive approximately 60% of one month's pay for each year of employment with the Company. The liability for the future payment is insignificant at December 31, 2003. Under the legislation, the Company is not required to fund future costs, if any.

        Indemnifications—The Company is obligated under certain circumstances to indemnify directors and certain officers against costs and liabilities incurred in actions or threatened actions brought against such individual because such individuals acted in the capacity of director and/or officer of the Company. In addition, the Company has contracts with certain clients pursuant to which the Company has agreed to indemnify the client for certain specified and limited claims. These indemnification obligations are in the ordinary course of business and, in many cases, do not include a limit on a maximum potential future payments. As of December 31, 2003, the Company has not recorded a liability for any obligations arising as a result of these indemnifications.

        Liens—In connection with the procurement of tax incentives at one of the company's foreign subsidiaries, the foreign zoning authority was granted a first lien on the subsidiary's property and equipment. As of December 31, 2003, such equipment had a book value of $543,000.

6.    CAPITAL STOCK

        Common Stock—On March 23, 2001, the Company paid a two-for-one stock dividends. In addition, in 2001 the stockholders increased the number of common shares the Company is authorized to issue to 75,000,000. The financial statements and notes thereto, including all share and per share amounts, have been restated to reflect such split.

        Preferred Stock—The Board of Directors is authorized to fix the terms, rights, preferences and limitations of the preferred stock and to issue the preferred stock in series which differ as to their relative terms, rights, preferences and limitations.

        Stockholder Rights Plan—On December 16, 2002, the Board of Directors adopted a Stockholder Rights Plan ("Rights Plan") in which one right ("Right") was declared as a dividend for each share of the Company's common stock outstanding. The purpose of the plan is to deter a hostile takeover of the Company. Each Right entitles its holders to purchase, under certain conditions, one one-thousandth of a share of newly authorized Series C Participating Preferred Stock ("Preferred Stock"), with one one-thousandth of a share of Preferred Stock intended to be the economic and voting equivalent of one share of the Company's common stock. Rights will be exercisable only if a person or group acquires beneficial ownership of 15% (25% in the case of specified executive officers of the Company) or more of the Company's common stock or commences a tender or exchange offer, upon the consummation of which such person or group would beneficially own such percentage of the common stock. Upon such an event, the Rights enable dilution of the acquiring person's or group's interest by providing that other holders of the Company's common stock may purchase, at an exercise price of $4.00, the Company's common stock having a market value of $8.00 based on the then market price of the Company's common stock, or at the discretion of the Board of Directors, Preferred Stock, having double the value of such exercise price. The Company will be entitled to redeem the Rights at $.001 per right under certain circumstances set forth in the Rights Plan. The Rights themselves have no voting power and will expire on December 26, 2012, unless earlier exercised, redeemed or exchanged.

        Common Stock Reserved—As of December 31, 2003, the Company had reserved for issuance approximately 9,285,000 shares of common stock pursuant to the Company's stock option plans (including an aggregate of 1,015,164 options issued to the Company's Chairman which were not granted pursuant to stockholder approved stock option plans) and 500,000 shares of common stock to use for.grants as the Company's Board of Directors deems appropriate.

        Treasury Stock—During the year ended December 31, 2002, the Company repurchased 340,000 shares of its common stock at a cost of $360,000.

        In August 2002, the Board of Directors authorized the repurchase of up to $1.5 million of the Company's common stock, of which approximately $1,140,000 remains available for repurchase under the program at December 31, 2003.

7.    STOCK OPTIONS

        The Company adopted, with stockholder approval, 1993, 1994, 1994 Disinterested Director, 1995, 1996, 1998, 2001, and 2002 Stock Option Plans (the "1993 Plan," "1994 Plan," "1994 DD Plan," "1995 Plan," "1996 Plan," "1998 Plan," "2001 Plan," and "2002 Plan") which provide for the granting of options to purchase not more than an aggregate of 1,050,000, 1,260,000, 210,000, 2,400,000, 1,999,992, 3,600,000, 900,000, and 950,000 shares of common stock, respectively, subject to adjustment under certain circumstances. Such options may be incentive stock options ("ISOs") within the meaning of the Internal Revenue Code of 1986, as amended, or options that do not qualify as ISOs ("Non-Qualified Options").

        The option exercise price per share may not be less than the fair market value per share of common stock on the date of grant (110% of such fair market value for an ISO, if the grantee owns stock possessing more than 10% of the combined voting power of all classes of the Company's stock). Options may be granted under the Stock Option Plan to all officers, directors, and employees of the Company and, in addition, Non-Qualified Options may be granted to other parties who perform services for the Company. No options may be granted under the 1994 Plan and 1994 DD Plan after May 19, 2004; under the 1995 Plan after May 16, 2005; under the 1996 Plan after July 8, 2006; under the 1998 Plan after July 8, 2008; under the 2001 Plan after May 31, 2011; and under the 2002 Plan until after June 30, 2012.

        The Plans may be amended from time to time by the Board of Directors of the Company. However, the Board of Directors may not, without stockholder approval, amend the Plans to increase the number of shares of common stock which may be issued under the Plans (except upon changes in capitalization as specified in the Plans), decrease the minimum exercise price provided in the Plans or change the class of persons eligible to participate in the Plans.

        The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock Based Compensation." Accordingly, to the extent the exercise price of options granted to employees is equal to or greater than the market value of the underlying common stock on the date of grant, compensation expense is not recognized for stock options granted to employees. Had compensation cost for the Company's stock option grants been determined based on the fair value at the grant date for awards in 2003, 2002, and 2001, consistent with the provisions of SFAS No. 123, the Company would have reflected a net loss of approximately $2.3 million or $(.10) basic and diluted in 2003; a net loss of approximately $7.1 million or $(.33) basic and diluted in 2002; and a net loss of $837,000 or $(.04) per share, basic and diluted, in 2001. The fair value of options at date of grant was estimated using the Black-Scholes pricing model with the following weighted average assumptions: expected life of six years for options granted in 2003 and four years for options granted in 2002 and 2001; risk free interest rate of 4.2% in 2003, 3.5% in 2002, and 5% in 2001, expected volatility of 140% in 2003, 119% in 2002 and 118% in 2001.

        The following table presents information related to stock options for 2003, 2002 and 2001.

	Per Share Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
Balance 1/1/01	$0.25–0.47	1,019,640	2	$0.34	1,019,640	$0.34
	$0.50–0.75	2,858,632	3	$0.58	2,429,632	$0.56
	$1.29	399,996	2	$1.29	399,996	$1.29
	$1.56–2.25	2,699,108	4	$1.90	295,984	$1.73
	$2.50–2.69	343,200	5	$2.52	—	—

		7,320,576			4,145,252

Cancelled	$2.00–6.10	(156,127)		$3.83
Granted	$3.05–6.57	1,292,200		$5.42
Exercised	$0.25–4.00	(605,357)		$0.71

Balance 12/31/01	$0.25–0.47	979,644	1	$0.35	979,644	$0.35
	$0.50–0.75	2,406,818	2	$0.58	2,406,818	$0.58
	$1.29	399,996	1	$1.29	399,996	$1.29
	$1.56–2.25	2,564,992	4	$1.89	928,903	$1.87
	$2.50–2.69	277,642	4	$2.50	80,519	$2.50
	$3.05–4.60	29,200	4	$3.70	0	—
	$5.43–5.89	1,180,000	4	$5.45	0	—
	$6.00–6.57	13,000	4	$6.21	0	—

		7,851,292			4,795,880

Cancelled	$0.25–6.22	(489,482)		$1.29
Granted	$1.00–4.60	220,750		$3.64
Exercised	$0.25–0.50	(317,676)		$0.35

Balance 12/31/02	$0.25–0.47	445,668	2	$0.41	445,668	$0.41
	$0.50–0.75	2,347,922	2	$0.59	2,347,922	$0.59
	$1.00–1.29	409,996	5	$1.28	399,996	$1.28
	$1.56–2.25	2,421,548	3	$1.88	1,524,469	$1.87
	$2.50	228,800	3	$2.50	124,026	$2.50
	$3.00–4.60	232,950	5	$3.74	12,105	$3.68
	$5.43–5.89	1,170,000	4	$5.45	544,855	$5.45
	$6.00–6.57	8,000	4	$6.24	3,416	$6.25

		7,264,884			5,402,457

Cancelled		(127,176)		$2.42
Granted		1,002,000		$3.40
Exercised		(550,328)		$1.14

Balance 12/31/03	$0.25–0.47	445,668	7	$0.41	445,668	$0.41
	$0.50–0.75	2,003,472	7	$0.59	2,003,472	$0.59
	$1.00–1.29	409,996	4	$1.28	400,551	$1.29
	$1.56–2.25	2,172,294	2	$1.86	1,836,132	$1.84
	$2.50	194,200	2	$2.50	152,808	$2.50
	$3.00–4.60	1,185,750	9	$3.49	112,679	$3.86
	$5.43–5.89	1,170,000	2	$5.45	823,478	$5.45
	$6.00–6.57	8,000	2	$6.24	5,416	$6.25

		7,589,380			5,780,204

Options granted prior to 2003 vest over a four year period and have a five year life. In 2003, substantially all options granted vest over a four year period and have a ten year life. The weighted average fair value as of the date of grant for options granted in 2003, 2002 and 2001 is $3.21, $3.64, and $4.25, respectively.

        In 2003, the Company extended the expiration date of options granted to certain officers, directors and employees, substantially all of which were vested, to purchase 315,000, 566,000, 522,000 and 133,000 shares of its common stock at $.47, $.50, $.67 and $2.00, respectively. In connection with the extension, the option holders agreed not to sell shares of stock acquired upon exercise of the extended options for designated periods of time ending between June 2004 to March 2005. In connection with this transaction, compensation expense of approximately $650,000 was recorded in the second quarter of 2003 based upon the difference between the exercise price and the market price of the underlying common stock on the date the options were extended. Compensation expense is included as a component of selling and administrative expenses.

        In 2002, the Company extended the expiration date of options to the Chief Executive Officer to purchase 6,672, 248,496, 360,000, 399,996 and 123,996 shares of its common stock at $.42, $.50, $.58, $1.29 and $.25, per share, respectively. In connection with this transaction, compensation expense of approximately $513,000 was recorded in the third quarter as selling and administrative expenses. In addition, the Company issued 11,587 shares of its common stock pursuant to an employment agreement with an officer of the Company. Compensation expense of approximately $10,000 was recorded in the third quarter of 2002 as selling and administrative expenses. No compensation expense was recognized in connection with stock option grants for the year ended December 31, 2001 since the exercise price of options granted equaled or exceeded the market value of the underlying common stock on the date of grant.

8.    SEGMENT REPORTING AND CONCENTRATIONS

        As a result of the acquisition of ISOGEN International in December 2001, the Company's management currently monitors its operations through two reporting segments: (1) content services and (2) professional services (formerly referred to as systems integration and training). The content services operating segment aggregates, converts, tags and editorially enhances digital content and performs XML transformations. The Company's professional services operating segment offers system design, custom application development, consulting services, and systems integration conforming to XML and related standards and provides a broad range of introductory as well as advanced curricula and training on XML and other knowledge management standards.

	2003	2002	2001
	(in thousands)
Revenues
Content services	$29,977	$33,089	$57,825
Professional services	6,737	3,296	453

Total consolidated	$36,714	$36,385	$58,278

Income (loss) before income taxes(a)
Content services	$(420)	$(3,326)	$1,959
Professional services	1,228	(2,516)	28

Total consolidated	$808	$(5,842)	$1,987

(a)
In 2002 and 2001, corporate overhead was not allocated to the professional services segment. In 2003, corporate overhead has been allocated to the professional services segment based upon a percentage of consolidated sales. For comparative purposes, income before income taxes for the years ended December 31 2002 and 2001 have been reclassified to allocate corporate overhead using a method consistent with 2003.

	December 31,
	2003	2002
	(in thousands)
Total assets
Content services	$20,986	$20,721
Professional services	4,160	1,976

Total consolidated	$25,146	$22,697

        One client accounted for 33% and 17% of the Company's revenues for the years ended December 31, 2003 and 2002 respectively, and a second client accounted for 30% of the Company's revenues for the year ended December 31, 2002. One other client, which substantially curtailed operations, accounted for 30% in the year ended December 31, 2001. No other client accounted for 10% or more of revenues during this period. Further, in the years ended December 31, 2003, 2002 and 2001, export revenues, substantially all of which were derived from European clients, accounted for 47%, 23%, and 13%, respectively, of the Company's revenues.

        A significant amount of the Company's revenues are derived from clients in the publishing industry. Accordingly, the Company's accounts receivable generally include significant amounts due from such clients. In addition, as of December 31, 2003, approximately 39% of the Company's accounts receivable was from foreign (principally European) clients.

9.    INCOME (LOSS) PER SHARE

	2003	2002	2001
	(in thousands, except per share amounts)
Net income (loss)	$475	$(5,165)	$1,348

Weighted average common shares outstanding	21,570	21,489	21,332
Dilutive effect of outstanding options	1,396	—	3,312

Adjusted for dilutive computation	22,966	21,489	24,644

Basic income (loss) per share	$.02	$(.24)	$.06

Diluted income (loss) per share	$.02	$(.24)	$.05

        Diluted net loss per share in 2002 does not include potential common shares derived from stock options because they are antidilutive. The number of antidilutive securities excluded from the dilutable loss per share calculation were 1,542,000 for the year ended December 31, 2002.

10.    RESTRUCTURING COSTS AND ASSET IMPAIRMENT

        During the fourth quarter 2001, the Company commenced certain actions to reduce production operations at a wholly owned Asian subsidiary that was operating at a loss and to reduce overall excess capacity in Asia. Such activities, which culminated in the cessation and closure of all operations at such subsidiary and included employee layoffs, were completed in 2002. In addition, during 2002 the Company closed a second facility, resulting in the write-off of property and equipment associated with the closed facility totaling approximately $244,000. Such write-off of equipment has been classified as Restructuring Costs and Asset Impairment for the year ended December 31, 2002.

        Included in Restructuring Costs and Asset Impairment for the year ended December 31, 2001 are estimated facility closure costs, including employee related costs, approximating $600,000, and the write-off of leasehold improvement costs totaling approximately $265,000. In 2002, the Company paid approximately $350,000 in closing costs.

11.    QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands, except per share amounts)
2003
Revenues	$6,653	$8,056	$11,184	$10,821
Net income (loss)	(1,113)	(636)	1,490	734
Net income (loss) per share	$(.05)	$(.03)	$.07	$.03
Diluted net income (loss) per share	$(.05)	$(.03)	$.06	$.03
2002
Revenues	$12,556	$10,389	$7,278	$6,162
Net income (loss)	243	(899)	(2,521)	(1,988)
Net income (loss) per share	$.01	$(.04)	$(.12)	$(.09)
Diluted net income (loss) per share	$.01	$(.04)	$(.12)	$(.09)

12.    SUBSEQUENT EVENT

        For the year ended December 31, 2001, the Company provided an allowance for doubtful accounts of approximately $2.6 million representing the remaining balance due at December 31, 2001 from a client that accounted for 30% of its 2001 revenues because the client has reported an inability to raise further operating funds required to make payment. In January 2004, the Company reached a settlement with this client to pay $1,000,000 cash as full satisfaction of the outstanding balance due to the Company. The $1,000,000 will be reflected as a bad debt recovery income in the Company's first quarter 2004 financial statements.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.    Other Expenses Of Issuance And Distribution

        The following table sets forth all expenses (other than underwriting discounts and commissions) payable by us in connection with the sale of the common stock being registered. All of the amounts shown are estimates except for the SEC registration fee, the NASD filing fee, and the Nasdaq National Market additional share listing fee.

SEC registration fee	$9,086
NASD filing fee	8,219
Nasdaq National Market additional share listing fee	45,000
Legal fees and expenses	310,000
Accounting fees and expenses	110,000
Printing and engraving expenses	100,000
Miscellaneous	182,695
Total	765,000

        We will bear all expenses shown above.

Item 15.    Indemnification of Directors and Officers

        Our Restated Certificate of Incorporation and Amended and Restated By-laws provide indemnification to the fullest extent permitted by the Delaware General Corporation Law for any person whom it may indemnify thereunder, including our directors, officers, employees and agents and those of our subsidiaries. In addition, we have entered into indemnification agreements with our directors and one of our officers that provide for indemnification for liabilities and expenses that they may incur in those capacities. In general, directors and officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, our best interests and, with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. Refer to our Restated Certificate of Incorporation, filed as Exhibit 3.1 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2003, our Amended and Restated By-laws, filed as Exhibit 3.1 to our Current Report on Form 8-K dated December 16, 2002, and our form of indemnification agreement, filed as Exhibit 10.3 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

        We currently maintain directors' and officers' liability insurance to insure our directors and certain officers against certain liabilities and expenses which arise out of or in connection with their capacities as directors and officers. We pay the entire premium for such insurance.

        We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, is permitted for our directors, officers or controlling persons, pursuant to the above mentioned statutes or otherwise, we understand that the Securities and Exchange Commission is of the opinion that such indemnification may contravene federal public policy, as expressed in said Act, and therefore, may be unenforceable. Accordingly, in the event that a claim for such indemnification is asserted by any of our directors, officers or controlling persons, and the Commission is still of the same opinion, we (except insofar as such claim seeks reimbursement of expenses paid or incurred by a director, officer of controlling person in successful defense of any action, suit or proceeding) will, unless the matter has theretofore been adjudicated by precedent deemed by our counsel to be controlling, submit to a court of appropriate jurisdiction the question whether or not indemnification by us is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 16.    Exhibits

Exhibit No.		Description
1.1	*	Form of Underwriting Agreement
4.1		Restated Certificate of Incorporation as Amended (filed as Exhibit 3.1(a) to our Form 10-K for the fiscal year ended December 31, 2003)
4.2		Amended and Restated By-laws (filed as Exhibit 3.1 to our Form 8-K dated December 16, 2002)
4.3		Specimen Common Stock Certificate (filed as Exhibit 4.2 to our Registration Statement No. 33-62012 on Form SB-2, filed on August 2, 1993, and incorporated herein by reference)
4.4		Form of Rights Agreement, dated as of December 16, 2002, by and between us and American Stock Transfer & Trust Co., as Rights Agent (filed as Exhibit 4.1 to our Form 8-K dated as of December 16, 2002, and incorporated herein by reference)
5.1	*	Opinion of Kramer Levin Naftalis & Frankel LLP
10.1		Form of Indemnification Agreement between us and our directors and one of our officers (filed as Exhibit 10.3 to our Form 10-K for the fiscal year ended December 31, 2002)
10.2	**	Letter Agreement, dated as of August 9, 2004, by and between us and The Bank of New York
23.1	**	Consent of Grant Thornton LLP dated January 19, 2005
23.2	*	Consent of Kramer Levin Naftalis & Frankel LLP (included in Exhibit 5.1)
24.1	†	Power of Attorney

*
Filed by amendment.

**
Filed herewith.

†
Previously filed.

Item 17.    Undertakings

        (a)   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (b)   The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hackensack, State of New Jersey, on the 21st day of January, 2005.

INNODATA ISOGEN, INC.
By:	/s/ JACK S. ABUHOFF Jack S. Abuhoff Chairman of the Board of Directors, Chief Executive Officer and President

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons on January 21, 2005 in the capacities indicated below.

Signature	Title

/s/ JACK S. ABUHOFF Jack S. Abuhoff	Chairman of the Board of Directors, Chief Executive Officer and President (Principal Executive Officer)
/s/ STEPHEN AGRESS Stephen Agress	Vice President—Finance (Principal Financial and Accounting Officer)
* Todd Solomon	Vice Chairman of the Board of Directors
* Haig S. Bagerdijian	Director
* Louise C. Forlenza	Director
* Charles F. Goldfarb	Director
* John R. Marozsan	Director
*By:	/s/ JACK S. ABUHOFF Jack S. Abuhoff Attorney-in-Fact

EXHIBIT INDEX

Exhibit		Description
1.1	*	Form of Underwriting Agreement
4.1		Restated Certificate of Incorporation as Amended (filed as Exhibit 3.1(a) to our Form 10-K for the fiscal year ended December 31, 2003)
4.2		Amended and Restated By-laws (filed as Exhibit 3.1 to our Form 8-K dated December 16, 2002)
4.3		Specimen Common Stock Certificate (filed as Exhibit 4.2 to our Registration Statement No. 33-62012 on Form SB-2, filed on August 2, 1993, and incorporated herein by reference)
4.4
Form of Rights Agreement, dated as of December 16, 2002, by and between us and American Stock Transfer & Trust Co., as Rights Agent (filed as Exhibit 4.1 to our Form 8-K dated as of December 16, 2002, and incorporated herein by reference)
5.1	*	Opinion of Kramer Levin Naftalis & Frankel LLP
10.1		Form of Indemnification Agreement between us and our directors and one of our officers (filed as Exhibit 10.3 to our Form 10-K for the fiscal year ended December 31, 2002)
10.2	**	Letter Agreement, dated as of August 9, 2004, by and between us and The Bank of New York
23.1	**	Consent of Grant Thornton LLP dated January 19, 2005
23.2	*	Consent of Kramer Levin Naftalis & Frankel LLP (included in Exhibit 5.1)
24.1	†	Power of Attorney

*
Filed by amendment.

**
Filed herewith.

†
Previously filed.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
SUMMARY CONSOLIDATED FINANCIAL DATA (In thousands, except per share data)
RISK FACTORS
Risks Related to Our Business
Risks Related to Our International Operations
Risks Related to this Offering and Our Common Stock
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY
CAPITALIZATION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
INDEX TO FINANCIAL STATEMENTS
INNODATA ISOGEN, INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED BALANCE SHEETS (Dollars in thousands)
INNODATA ISOGEN, INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003 (In thousands, except per share amounts) (Unaudited)
INNODATA ISOGEN, INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003 (In thousands) (Unaudited)
INNODATA ISOGEN, INC. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003 (Unaudited)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
INNODATA ISOGEN, INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2003 AND 2002 (Dollars in Thousands)
INNODATA ISOGEN, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS YEARS ENDED DECEMBER 31, 2003, 2002 and 2001 (In thousands, except per share amounts)
INNODATA ISOGEN, INC. AND SUBSIDIARIES CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY YEARS ENDED DECEMBER 31, 2003, 2002 and 2001 (In thousands)
INNODATA ISOGEN INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS YEARS ENDED DECEMBER 31, 2003, 2002 and 2001 (In thousands)
INNODATA ISOGEN, INC. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2003, 2002 and 2001
PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS
SIGNATURES
EXHIBIT INDEX